Exhibit 99.2

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2015 and 2014 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of September 30, 2015 and 2014, and the related consolidated statements of comprehensive income for the three months ended September 30, 2015 and 2014, and for the nine months ended September 30, 2015 and 2014, as well as the consolidated statements of changes in equity and cash flows for the nine months ended September 30, 2015 and 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

We conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” endorsed by the Financial Supervisory Commission of the Republic of China.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

November 10, 2015

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2015 (Reviewed)		December 31, 2014 (Adjusted and Audited) (Note 5)		September 30, 2014 (Adjusted and Reviewed) (Note 5)		January 1, 2014 (Adjusted and Audited) (Note 5)
	Amount	%	Amount	%	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$20,608,465	5	$23,559,603	5	$8,099,025	2	$14,585,105	3
Financial assets at fair value through profit or loss (Note 7)	25,753	—	1,163	—	4,010	—	337	—
Available-for-sale financial assets (Note 8)	—	—	—	—	—	—	24,267	—
Held-to-maturity financial assets (Note 9)	1,527,889	—	3,456,747	1	4,267,427	1	4,264,104	1
Hedging derivative assets (Note 21)	15,144	—	—	—	—	—	—	—
Trade notes and accounts receivable, net (Note 10)	27,822,125	6	26,227,999	6	25,688,614	6	22,900,902	5
Accounts receivable from related parties (Note 40)	64,008	—	81,008	—	62,999	—	69,304	—
Inventories (Notes 11 and 41)	6,556,374	2	7,096,509	2	8,585,502	2	7,848,087	2
Prepayments (Notes 12 and 40)	5,407,575	1	2,444,458	—	5,741,146	1	2,224,130	1
Other current monetary assets (Notes 13 and 29)	3,968,633	1	3,325,354	1	5,548,997	1	4,636,305	1
Other current assets (Note 20)	2,879,802	1	3,219,399	1	3,911,817	1	3,960,798	1

Total current assets	68,875,768	16	69,412,240	16	61,909,537	14	60,513,339	14

NONCURRENT ASSETS
Available-for-sale financial assets (Note 8)	3,049,696	1	3,914,212	1	2,778,180	1	3,046,182	1
Held-to-maturity financial assets (Note 9)	3,095,298	1	4,027,522	1	4,634,502	1	7,501,743	2
Financial assets carried at cost (Note 14)	2,294,126	—	2,366,530	—	2,425,408	—	2,423,646	—
Investments accounted for using equity method (Notes 3 and 16)	3,131,241	1	2,953,625	1	2,799,179	1	2,562,293	—
Property, plant and equipment (Notes 17, 40 and 41)	292,962,916	68	302,650,343	68	298,193,968	69	302,714,116	69
Investment properties (Note 18)	7,800,131	2	7,620,854	2	8,005,604	2	8,018,031	2
Intangible assets (Note 19)	40,916,783	9	42,824,626	9	43,242,716	10	44,398,888	10
Deferred income tax assets	1,964,118	—	1,828,586	—	1,795,603	—	1,509,305	—
Prepayments (Notes 12 and 40)	3,472,804	1	3,504,338	1	3,549,705	1	3,608,487	1
Other noncurrent assets (Notes 20, 29 and 41)	6,234,116	1	5,601,736	1	5,050,455	1	4,882,974	1

Total noncurrent assets	364,921,229	84	377,292,372	84	372,475,320	86	380,665,665	86

TOTAL	$433,796,997	100	$446,704,612	100	$434,384,857	100	$441,179,004	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 22)	$112,856	—	$564,400	—	$1,015,000	—	$254,357	—
Repurchase agreements collateralized bonds (Note 23)	—	—	—	—	4,000,000	1	—	—
Financial liabilities at fair value through profit or loss (Note 7)	—	—	21	—	180	—	246	—
Hedging derivative liabilities (Note 21)	—	—	283	—	1,014	—	—	—
Trade notes and accounts payable (Note 25)	14,052,074	3	18,518,977	4	15,713,709	4	15,589,108	4
Payables to related parties (Note 40)	351,708	—	407,965	—	371,406	—	556,809	—
Current tax liabilities	2,816,573	1	3,361,907	1	2,082,300	1	4,144,076	1
Other payables (Note 26)	20,920,618	5	24,334,992	6	21,546,192	5	26,791,769	6
Provisions (Note 27)	149,673	—	179,374	—	117,211	—	129,341	—
Advance receipts (Note 28)	9,768,370	2	9,912,864	2	9,937,220	2	9,463,535	2
Current portion of long-term loans (Notes 24 and 41)	61,268	—	—	—	1,650,000	—	300,000	—
Other current liabilities	1,489,466	—	1,618,957	—	1,609,932	—	1,598,017	—

Total current liabilities	49,722,606	11	58,899,740	13	58,044,164	13	58,827,258	13

NONCURRENT LIABILITIES
Long-term loans (Notes 24 and 41)	1,830,795	—	1,900,000	—	348,000	—	1,400,000	1
Deferred income taxes liabilities	108,893	—	132,406	—	127,486	—	101,379	—
Provisions (Note 27)	51,028	—	92,660	—	122,129	—	123,464	—
Customers’ deposits (Note 40)	4,634,266	1	4,757,547	1	4,754,948	1	4,834,580	1
Net defined benefit liabilities (Notes 3 and 29)	6,769,952	2	6,469,890	2	5,789,015	2	5,483,205	1
Deferred revenue	3,589,650	1	3,398,087	1	3,457,817	1	3,700,949	1
Other noncurrent liabilities	2,736,990	1	1,514,947	—	1,379,037	—	1,334,220	—

Total noncurrent liabilities	19,721,574	5	18,265,537	4	15,978,432	4	16,977,797	4

Total liabilities	69,444,180	16	77,165,277	17	74,022,596	17	75,805,055	17

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 15 and 30)
Common stock	77,574,465	18	77,574,465	17	77,574,465	18	77,574,465	18

Additional paid-in capital	168,095,570	39	168,047,935	38	168,047,982	39	184,620,065	42

Retained earnings
Legal reserve	77,574,465	18	76,893,722	17	76,893,722	18	74,819,380	17
Special reserve	2,675,419	—	2,819,899	1	2,819,899	—	2,675,894	—
Unappropriated earnings	33,313,435	8	38,231,982	9	30,572,955	7	20,770,064	5

Total retained earnings	113,563,319	26	117,945,603	27	110,286,576	25	98,265,338	22

Other adjustments	179,652	—	886,147	—	(373,283)	—	(144,005)	—

Total equity attributable to stockholders of the parent	359,413,006	83	364,454,150	82	355,535,740	82	360,315,863	82

NONCONTROLLING INTERESTS (Notes 15 and 30)	4,939,811	1	5,085,185	1	4,826,521	1	5,058,086	1

Total equity	364,352,817	84	369,539,335	83	360,362,261	83	365,373,949	83

TOTAL	$433,796,997	100	$446,704,612	100	$434,384,857	100	$441,179,004	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2015		2014 (Adjusted) (Note 5)		2015		2014 (Adjusted) (Note 5)
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 31 and 40)	$56,177,648	100	$56,140,678	100	$169,571,048	100	$166,974,825	100

OPERATING COSTS (Notes 11 and 40)	33,894,856	60	36,410,236	65	106,301,641	63	106,494,720	64

GROSS PROFIT	22,282,792	40	19,730,442	35	63,269,407	37	60,480,105	36

OPERATING EXPENSES (Note 40)
Marketing	6,183,832	11	6,680,347	12	18,192,801	11	19,277,054	11
General and administrative	1,104,842	2	994,070	2	3,354,619	2	3,160,897	2
Research and development	913,979	2	872,483	1	2,615,757	1	2,615,467	2

Total operating expenses	8,202,653	15	8,546,900	15	24,163,177	14	25,053,418	15

OTHER INCOME AND EXPENSES (Note 32)	(42,604)	—	(13,868)	—	(86,386)	—	(33,373)	—

INCOME FROM OPERATIONS	14,037,535	25	11,169,674	20	39,019,844	23	35,393,314	21

NON-OPERATING INCOME AND EXPENSES
Interest income	82,263	—	73,175	—	244,365	—	215,907	—
Other income (Notes 32 and 40)	51,281	—	79,815	—	574,672	—	475,224	—
Other gains and losses (Notes 32 and 40)	(132,285)	—	94,817	—	(200,539)	—	88,449	—
Interest expenses	(8,160)	—	(14,842)	—	(23,662)	—	(34,127)	—
Share of the profit of associates and joint ventures accounted for using equity method (Note 16)	199,643	—	275,295	1	688,533	1	667,017	1

Total non-operating income and expenses	192,742	—	508,260	1	1,283,369	1	1,412,470	1

INCOME BEFORE INCOME TAX	14,230,277	25	11,677,934	21	40,303,213	24	36,805,784	22
INCOME TAX EXPENSE (Notes 3 and 33)	2,262,588	4	1,882,711	3	6,405,119	4	5,930,321	4

NET INCOME	11,967,689	21	9,795,223	18	33,898,094	20	30,875,463	18

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Share of remeasurements of defined benefit pension plans of associates and joint ventures (Note 16)	—	—	—	—	(265)	—	—	—

(Continued)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2015		2014 (Adjusted) (Note 5)		2015		2014 (Adjusted) (Note 5)
	Amount	%	Amount	%	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$213,290	1	$50,746	—	$128,262	—	$14,015	—
Unrealized gain (loss) on available-for-sale financial assets (Note 32)	(505,140)	(1)	(24,227)	—	(838,606)	—	(258,032)	—
Cash flow hedges (Notes 21 and 32)	15,144	—	(751)	—	15,427	—	(1,014)	—
Share of exchange differences arising from the translation of the foreign operations of associates joint ventures (Note 16)	6,080	—	28,788	—	6,529	—	4,147	—
Income tax benefit (expense) relating to items that may be reclassified subsequently (Note 33)	724	—	1,877	—	(3,088)	—	3,759	—

Total other comprehensive income (loss), net of income tax	(269,902)	—	56,433	—	(691,741)	—	(237,125)	—

TOTAL COMPREHENSIVE INCOME	$11,697,787	21	$9,851,656	18	$33,206,353	20	$30,638,338	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$11,801,308	21	$9,730,093	17	$33,353,542	20	$30,546,796	18
Noncontrolling interest (Note 15)	166,381	—	65,130	—	544,552	—	328,667	—

	$11,967,689	21	$9,795,223	17	$33,898,094	20	$30,875,463	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$11,502,868	21	$9,769,240	18	$32,646,782	19	$30,317,518	18
Noncontrolling interest	194,919	—	82,416	—	559,571	1	320,820	—

	$11,697,787	21	$9,851,656	18	$33,206,353	20	$30,638,338	18

EARNINGS PER SHARE (Note 34)
Basic	$1.52		$1.25		$4.30		$3.94

Diluted	$1.52		$1.25		$4.29		$3.93

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Stockholders of the Parent (Notes 15 and 30)
						Other Adjustments
						Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets
			Retained Earnings							Noncontrolling Interests (Notes 15 and 30)
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings			Cash Flow Hedges	Total		Total Equity
BALANCE AT JANUARY 1, 2014	$77,574,465	$184,620,065	$74,819,380	$2,675,894	$20,744,024	$5,742	$(149,747)	$—	$360,289,823	$5,054,331	$365,344,154
Effect of retrospective application	—	—	—	—	26,040	—	—	—	26,040	3,755	29,795

BALANCE, JANUARY 1, 2014 AS ADJUSTED	77,574,465	184,620,065	74,819,380	2,675,894	20,770,064	5,742	(149,747)	—	360,315,863	5,058,086	365,373,949
Appropriation of 2013 earnings
Legal reserve	—	—	2,074,342	—	(2,074,342)	—	—	—	—	—	—
Special reserve	—	—	—	144,005	(144,005)	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(18,525,558)	—	—	—	(18,525,558)	—	(18,525,558)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(796,770)	(796,770)
Other changes in additional paid-in capital:
Cash distributed from additional paid-in capital	—	(16,577,663)	—	—	—	—	—	—	(16,577,663)	—	(16,577,663)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	2,299	—	—	—	—	—	—	2,299	(3,471)	(1,172)
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	2,988	—	—	—	—	—	—	2,988	369	3,357
Net income for the nine months ended September 30, 2014	—	—	—	—	30,546,796	—	—	—	30,546,796	328,667	30,875,463
Other comprehensive income (loss) for the nine months ended September 30, 2014	—	—	—	—	—	17,390	(245,654)	(1,014)	(229,278)	(7,847)	(237,125)

Total comprehensive income for the nine months ended September 30, 2014	—	—	—	—	30,546,796	17,390	(245,654)	(1,014)	30,317,518	320,820	30,638,338

Stock bonus issued by a subsidiary	—	293	—	—	—	—	—	—	293	5,451	5,744
Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	79,696	79,696
Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	162,340	162,340

BALANCE, SEPTEMBER 30, 2014	$77,574,465	$168,047,982	$76,893,722	$2,819,899	$30,572,955	$23,132	$(395,401)	$(1,014)	$355,535,740	$4,826,521	$360,362,261

BALANCE, JANUARY 1, 2015	$77,574,465	$168,047,935	$76,893,722	$2,819,899	$38,210,062	$146,442	$739,988	$(283)	$364,432,230	$5,081,617	$369,513,847
Effect of retrospective application	—	—	—	—	21,920	—	—	—	21,920	3,568	25,488

BALANCE, JANUARY 1, 2015 AS ADJUSTED	77,574,465	168,047,935	76,893,722	2,819,899	38,231,982	146,442	739,988	(283)	364,454,150	5,085,185	369,539,335

Appropriation of 2014 earnings
Legal reserve	—	—	680,743	—	(680,743)	—	—	—	—	—	—
Special reserve	—	—	—	(144,005)	144,005	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(37,673,263)	—	—	—	(37,673,263)	—	(37,673,263)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(350,003)	(350,003)
Reversal of special reserve recognized from land disposal	—	—	—	(475)	475	—	—	—	—	—	—
Other change in additional paid-in capital:
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	34,644	—	—	—	—	—	—	34,644	(2,123)	32,521
Other changes in capital surplus in subsidiaries	—	368	—	—	—	—	—	—	368	542	910
Partial disposal of interests in subsidiaries	—	26,644	—	—	—	—	—	—	26,644	18,484	45,128
Net income for the nine months ended September 30, 2015	—	—	—	—	33,353,542	—	—	—	33,353,542	544,552	33,898,094
Other comprehensive income (loss) for the nine months ended September 30, 2015	—	—	—	—	(265)	121,431	(843,353)	15,427	(706,760)	15,019	(691,741)

Total comprehensive income for the nine months ended September 30, 2015	—	—	—	—	33,353,277	121,431	(843,353)	15,427	32,646,782	559,571	33,206,353

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	43,443	43,443
Subsidiary purchases its treasury stock	—	(14,021)	—	—	(62,298)	—	—	—	(76,319)	(416,451)	(492,770)
Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	1,163	1,163

BALANCE, SEPTEMBER 30, 2015	$77,574,465	$168,095,570	$77,574,465	$2,675,419	$33,313,435	$267,873	$(103,365)	$15,144	$359,413,006	$4,939,811	$364,352,817

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	For the Nine Months Ended September 30
	2015	2014 (Adjusted)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$40,303,213	$36,805,784
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	22,908,486	23,990,235
Amortization	2,307,507	1,498,752
Provision for doubtful accounts	355,601	211,405
Interest expenses	23,662	34,127
Interest income	(244,365)	(215,907)
Dividend income	(218,232)	(77,658)
Compensation cost of employee stock options	43,443	79,696
Gain on disposal of associates accounted for using equity method	(8,058)	—
Share of the profit of associates and joint ventures accounted for using equity method	(688,533)	(667,017)
Impairment loss on available-for-sale financial assets	25,910	—
Impairment loss on financial assets carried at cost	81,269	8,976
Impairment loss on associates accounted for using equity method	8,189	—
Provision for inventory and obsolescence	136,982	256,135
Loss (gain) on disposal of financial instruments	419	(45,795)
Loss on disposal of property, plant and equipment	86,366	33,373
Loss on disposal of intangible assets	20	—
Valuation gain on financial instruments at fair value through profit or loss, net	(25,753)	(3,830)
Loss on foreign exchange, net	85,976	199,190
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	1,142	91
Trade notes and accounts receivable	(1,926,573)	(2,990,860)
Receivables from related parties	17,000	6,305
Inventories	433,097	(993,550)
Other current monetary assets	(787,329)	(644,967)
Prepayments	(2,887,536)	(3,458,233)
Other current assets	345,741	129,080
Increase (decrease) in:
Trade notes and accounts payable	(4,590,834)	70,864
Payables to related parties	(56,257)	(185,402)
Other payables	(1,410,614)	(3,846,431)
Provisions	(71,333)	(13,465)
Advance receipts	(144,494)	412,496
Other current liabilities	(124,686)	9,559

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	For the Nine Months Ended September 30
	2015	2014 (Adjusted)
Deferred revenue	$191,563	$(181,943)
Net defined benefit liabilities	300,062	305,810

Cash generated from operations	54,471,051	50,726,820
Interest paid	(23,848)	(33,749)
Income tax paid	(7,113,819)	(8,248,529)

Net cash provided by operating activities	47,333,384	42,444,542

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of available-for-sale financial assets	—	81,229
Acquisition of time deposits and negotiable certificate of deposits with maturities of more than three months	(11,477,394)	(411,000)
Proceeds from disposal of time deposits and negotiable certificate of deposits with maturities of more than three months	11,644,733	437,273
Acquisition of held-to-maturity financial assets	(1,002,167)	—
Proceeds from disposal of held-to-maturity financial assets	3,850,000	2,845,000
Acquisition of financial assets carried at cost	(29,077)	(59,583)
Proceeds from disposal of financial assets carried at cost	1,285	3,489
Capital reduction of financial assets carried at cost	18,921	43,740
Acquisition of investments accounted for using equity method	(5,607)	(133,485)
Proceeds from disposal of investments accounted for using equity method	16,156	—
Net cash outflow on acquisition of subsidiaries	(113,983)	—
Acquisition of property, plant and equipment	(15,473,946)	(20,971,880)
Proceeds from disposal of property, plant and equipment	1,396	3,590
Acquisition of intangible assets	(226,081)	(342,670)
Increase in other noncurrent assets	(589,296)	(262,246)
Interest received	264,877	36,602
Cash dividends received	758,982	513,205

Net cash used in investing activities	(12,361,201)	(18,216,736)

CASH FLOWS USED BY FINANCING ACTIVITIES
Proceeds from short-term loans	2,750,000	895,000
Repayment of short-term loans	(3,255,255)	(134,357)
Proceeds from long-term loans	—	348,000
Repayment of long-term loans	(103,666)	(50,000)
Increase in repurchase agreement collateralized by bonds	—	4,000,000
Decrease in customers’ deposits	(128,086)	(76,901)
Increase in other noncurrent liabilities	1,220,592	44,817

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	For the Nine Months Ended September 30
	2015	2014 (Adjusted)
Cash dividends distributed and issue of cash dividends from capital surplus	$(37,673,263)	$(35,103,221)
Proceeds from disposal of interest in subsidiaries without losing control	45,128	—
Cash dividends paid to noncontrolling interests	(350,003)	(796,770)
Other change in noncontrolling interests	(487,511)	164,650

Net cash used in financing activities	(37,982,064)	(30,708,782)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	58,743	(5,104)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,951,138)	(6,486,080)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	23,559,603	14,585,105

CASH AND CASH EQUIVALENTS, END OF PERIOD	$20,608,465	$8,099,025

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominant telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, Chunghwa is subject to additional regulations imposed by the ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as “the Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the board of directors on November 10, 2015.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The accompany consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting,” endorsed by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present full disclosures required for a complete set of the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), and the Interpretations as well as related guidance translated by Accounting Research and Development Foundation (ARDF) endorsed by the FSC (collectively, “Taiwan-IFRSs”) annual consolidated financial statements.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2015	December 31, 2014	September 30, 2014	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Selling and maintaining mobile phones and its peripheral products	29	28	28	a
	Light Era Development Co., Ltd. (“LED”)	Housing, office building development, rent and sale services	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International telecommunications, fictitious IP internet and internet transfer services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International telecommunications, fictitious IP internet and internet transfer services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing communication and information aggregative services	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Internet communication and internet data center (“IDC”) service	69	69	69	b
	Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	Yellow pages sales and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Network services, producing digital entertainment contents and broadband visual sound terrace development	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International data and internet services and long distance call wholesales to carriers	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Information and communications technology, international circuit, and intelligent energy network service	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Software retail	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International telecommunications, fictitious IP internet and internet transfer services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	License plate recognition system	51	51	51
	Honghwa International Co., Ltd. (“HHI”)	Telecommunication engineering, acting as agents to apply mobile phone plan and other services	100	100	100	c
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	100	100	100

Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100
	Youth Co., Ltd (“Youth”)	Computer software and hardware, and sale of computer and related products	70	—	—	d

Youth Co., Ltd	ISPOT Co., Ltd (“ISPOT”)	Sale of computer and related products	100	—	—	d
	Youyi Co., Ltd (“Youyi”)	Repair of computer and related products	100	—	—	d

CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunication and internet service	100	100	100
	Chief International Corp. (“CIC”)	Investment	100	100	100
	Shanghai Chief Telecom Co., Ltd.	Internet technology and software technology consulting and related services	49	—	—	e

Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100	100

Spring House Entertainment Tech. Inc.	Ceylon Innovation Ltd. (“CEI”)	General advertisement and book publishment service	100	100	100

Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd. (“YYRP”)	Real estate management and leasing business	—	—	100	f

Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd. (“CHPT”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	46	48	48	g

	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	100	100	100

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2015	December 31, 2014	September 30, 2014	Note
Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Planning and design of software and hardware system services and integration of information system	100	100	100

Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	100	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Electronic materials wholesale and retail and investment	100	100	100

Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100

Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	100	100	100	h

Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Information technology services and sale of communication products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Information technology services and sale of communication products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Information technology services and maintenance of communication products	100	100	100
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Information technology services and sale of communication products	100	100	100

Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100

Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Planning and design of energy conservation and software and hardware system services, and integration of information system	100	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Intelligent energy conserving and intelligent building services	75	75	75
	Hua-Xiong Information Technology Co., Ltd. (“HXIT”)	Intelligent system and energy saving system services in buildings	51	51	51

Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100

(Concluded)

a.	The Company owns 29% equity shares of SENAO. However, the Company has four out of seven seats of the board of directors of SENAO through the support of large beneficial shareholders. Therefore, the Company has control over SENAO and the accounts of SENAO are included in the consolidated financial statements. The Company’s equity ownership of SENAO increased due to SENAO purchased its treasury stock in June and July 2015. The Company owned 28.18%, 28.18%, and 29.31% equity shares of SENAO as of September 30, 2014, December 31, 2014 and September 30, 2015.

b.	The Company’s equity ownership of CHIEF decreased due to CHIEF issued employee stock bonus in July 2014. The Company owned 72.51% equity shares of CHIFF as of September 30, 2015.

c.	Chunghwa established 100% owned subsidiary of Honghwa Human Resources in January 2013. Honghwa Human Resources changed its name to Honghwa International from July 4, 2014.

d.	Senao acquired 70% of Youth in September, 2015. Youyi and ISPOT are 100% subsidiary of Youth.

e.	Chief invested 49% of Shanghai Chief Telecom in August 2015. Based on the written agreement between stockholders, Chief has two out of three seats of the board of directors. Therefore, Chief has control over Shanghai Chief Telecom and the accounts of Shanghai Chief Telecom are included in the consolidated financial statements.

f.	LED merged YYRP by absorption in October 2014.

g.	CHI disposed of some shares of CHPT in January 2015, so the ownership interest of CHI decreased. The Company owned 47.65%, 47.65% and 45.68% equity shares of CHPT as of September 30, 2014, December 31, 2014 and September 30, 2015, respectively. In addition, considering Company’s absolute size, the relative size and dispersion of the shareholdings owned by the other shareholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

h.	CHI One Investment Co., Limited was liquidated in August 2015. Chunghwa Investment Holding Co., Ltd. received part of the proceeds from disposal.

i.	SENAO invested 100% of Aval Technologies Co., Ltd. in September 2015. As of September 30, 2015, the registration of Aval has not yet completed. Aval engages mainly in information technology services and the sale of communication products. The registration has been completed on October 5, 2015.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of September 30, 2015:

Other Significant Accounting Policies

The accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2014, except for those described below:

a.	Business combinations

Acquisitions of businesses are accounted for using the acquisition method. Acquisition-related costs are generally recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any noncontrolling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted retrospectively during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

b.	Investments in associates and joint ventures

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as joint venture.

The operating results and identifiable net assets of associates and joint ventures are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate and joint venture is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize the Company’s share of the profit or loss, any impairment losses, and other comprehensive income of the associate and joint venture. The Company also recognizes the changes in the Company’s share of equity of associates and joint venture attributable to the Company.

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets, liabilities and contingent liabilities of an associate and a joint venture recognized at the date of acquisition is recognized as goodwill, which is included in the carrying amount of the investment and shall not be amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When the Company subscribes for additional new shares of the associate and joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus - changes in the Company’s share of equity of associates and joint ventures. When the adjustment should be debited to capital surplus, but the capital surplus recognized from investments accounted for by the equity method is insufficient, the shortage is debited to retained earnings.

The entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate are recognized in the Company’ consolidated financial statements only to the extent of interests in the associate and the joint venture that are not related to the Company.

c.	Defined retirement benefit costs

For defined benefit retirement benefit plans, the cost (including service cost, net interest expense or income and remeasurement) of providing benefits is determined using the Projected Unit Credit Method. Service cost (including current service cost, as well as gains and losses on settlements) and net interest expense or income is recognized in profit or loss when occurs, amendments to pension plans and settlement occurs. Remeasurement (comprising actuarial gains and losses and the return on plan assets excluding interest) recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

The retirement benefit obligation (asset) recognized in the consolidated balance sheet represents the actual deficit or surplus in the Company’s defined retirement benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for significant curtailments, settlements, or other significant one-time events.

d.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Interim period income taxes are assessed on an annual basis. Interim period income tax expense is calculated by applying to an interim period’s pre-tax income and the tax rate that would be applicable to expected total annual earnings.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, the managements are required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The same critical accounting judgments and key sources of estimation uncertainty of consolidated financial statements have been followed in these consolidated financial statements as were applied in the preparation of the consolidated financial statements for the year ended December 31, 2014, except for those described below:

Control over subsidiaries

Note 3 describes that several companies are subsidiaries of the Company although the Company only owns less than 50% ownership interest. After considering the Company’s absolute size of holding and the relative size of and dispersion of the shareholdings owned by the other shareholders, and the contractual arrangements between the Company and other investors, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities and therefore the Company has control over several companies.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the revised Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the 2013 version of the IFRS, IAS, IFRIC, and SIC endorsed by the FSC (collectively, “2013 Taiwan-IFRSs version”) in issue.

According to Rule No. 1030029342 and Rule No. 1030010325 issued by the FSC, the following 2013 IFRS version endorsed by the FSC and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers should be adopted by the Company starting 2015.

The Company believes that as a result of the adoption of aforementioned 2013 Taiwan-IFRSs version and the related amendments to the revised Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the following items have impacted the Company’s consolidated financial statements:

1)	IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than in the previous standards. Refer to Notes 15 and 16 for related disclosures.

2)	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required by the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only is extended by IFRS 13 to cover all assets and liabilities within its scope. Refer to Notes 18 and 39 for related disclosures.

3)	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 requires items of other comprehensive income to be grouped into those items that (1) will not be reclassified subsequently to profit or loss; and (2) may be reclassified subsequently to profit or loss. Income taxes on related items of other comprehensive income are grouped on the same basis. Under current IAS 1, there were no such requirements.

The Company retrospectively applied the above amendments starting in 2015. The items that will not be reclassified subsequently to profit or loss include remeasurements of defined benefit pension plans, the share of remeasurements of defined benefit pension plans of associates and joint ventures as well as the related income tax on such items. Items that will be reclassified subsequently to profit or loss include exchange differences arising on translation of foreign operations, changes in fair value of available-for-sale financial assets, cash flow hedges, the share of other comprehensive income of associates and joint ventures as well as the related income tax on items of other comprehensive income (except for the share of remeasurements of defined benefit pension plans of associates and joint ventures). However, the application of the above amendments did not have any impact on the net income, other comprehensive income (net of income tax), and total comprehensive income.

4)	Revision to IAS 19 “Employee Benefits”

The amendments to IAS 19 change the accounting for defined benefit plans, which require the Company to recognize changes in defined benefit obligations or assets and to disclose the components of the defined benefit costs. According to the amendments, the past service cost, is expensed immediately when incurred and no longer amortized over the average period before becoming vested on a straight-line basis. In addition, the revised IAS 19 introduces certain changes in the presentation of the defined benefit cost, and also includes more extensive disclosures.

On initial application of the revised IAS 19, the changes in cumulative employee benefit costs as of January 1, 2014 resulting from the retrospective application are adjusted to net defined benefit liabilities, deferred tax assets, retained earnings, and noncontrolling interests as of January 1, 2014. In addition, in preparing the consolidated financial statements for the year ending December 31, 2015, the Company elects not to present 2014 comparative information about the sensitivity analysis of the defined benefit obligation.

On initial application of the revised IAS 19, the Company’s deferred tax assets increased by $662 thousand, net defined benefit liabilities increased by $3,894 thousand as of September 30, 2015. For the three months ended September 30, 2015, and nine months ended September 30, 2015, pension cost increased by $1,298 thousand and $3,894 thousand, respectively; which caused an increase in operating expenses, and income tax expenses decreased by $221 thousand and $662 thousand, respectively.

As a result of the retrospective application of the revised IAS 19, the Company’s deferred tax asset decreased by $5,220 thousand, $5,549 thousand and $6,103 thousand as of December 31, 2014, September 30, 2014, and January 1, 2014, respectively. Net defined benefit liabilities decreased by $30,708 thousand, $32,646 thousand and $35,898 thousand. Retained earnings increased by $21,920 thousand, $23,521 thousand and $26,040 thousand, respectively; noncontrolling interests increased by $3,568 thousand, $3,576 thousand and $3,755 thousand as of December 31, 2014, September 30, 2014, and January 1, 2014, respectively. For the three months ended September 30, 2014, and nine months ended September 30, 2014, pension cost increased by $1,085 thousand and $3,252 thousand, respectively, which caused an increase in operating expenses and income tax expenses decreased by $185 thousand and $554 thousand, respectively.

b.	The IFRSs issued by International Accounting Standard Board (“IASB”) but not endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. As of the date that the consolidated financial statements were authorized for issue, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 (Note 2)

Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014

Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016 (Note 3)

IFRS 9	Financial Instruments	January 1, 2018

Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016 (Note 4)

Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016

Amendment to IFRS 11	Acquisitions of Interests in Joint Operations	January 1, 2016

IFRS 14	Regulatory Deferral Accounts	January 1, 2016

IFRS 15	Revenue from Contracts with Customers	January 1, 2018

Amendment to IAS 1	Disclosure Initiative	January 1, 2016

Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016

Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016

Amendment to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014

Amendment to IAS 36	Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets	January 1, 2014

Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014

IFRIC 21	Levies	January 1, 2014

Note 1:	Unless stated otherwise, the above New IFRSs are effective for annual periods beginning on or after their respective effective dates.
Note 2:	The amendment to IFRS 2 applies to share-based payment transactions with grant date on or after July 1, 2014; the amendment to IFRS 3 applies to business combinations with acquisition date on or after July 1, 2014; the amendment to IFRS 13 is effective immediately; the remaining amendments are effective for annual periods beginning on or after July 1, 2014.
Note 3:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.
Note 4:	Prospectively applicable to transactions occurring in annual periods beginning on or after January 1, 2016.

Except for the following, the initial application of the above new standards and interpretations have not had any material impact on the Company’s consolidated financial statements:

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations.

When applying IFRS 15, an entity shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contracts; and

•	Recognize revenue when the entity satisfies a performance obligation.

Under IFRS 15, the Company will allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

Incremental costs of obtaining a contract will be recognized as an asset to the extent the Company expects to recover those costs. Such asset will be amortized on a basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. This will lead to the later recognition of charges for certain customer-obtaining costs.

When IFRS 15 is effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

Except for the abovementioned impact, as of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2015	December 31, 2014	September 30, 2014
Cash
Cash on hand	$316,362	$310,189	$318,408
Bank deposits	9,172,892	5,588,970	5,274,151

	9,489,254	5,899,159	5,592,559

Cash equivalents
Commercial paper	7,873,946	13,999,986	1,923,259
Negotiable certificate of deposit with maturities of less than three months	2,450,000	3,100,000	163,105
Time deposits with maturities of less than three months	795,265	560,458	420,102

	11,119,211	17,660,444	2,506,466

	$20,608,465	$23,559,603	$8,099,025

The annual yield rates of bank deposits, commercial paper, negotiable certificate of deposit, and time deposits with maturities of less than three months were as follows:

	September 30, 2015	December 31, 2014	September 30, 2014
Bank deposits	0.00%-0.80%	0.00%-0.95%	0.00%-0.45%
Commercial paper	0.41%-0.49%	0.58%-0.65%	0.58%-0.62%
Negotiable certificate of deposit with maturities of less than three months	0.38%-0.65%	0.50%-0.80%	0.45%-1.37%
Time deposits with maturities of less than three months	0.44%-4.70%	0.38%-5.45%	0.38%-5.10%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2015	December 31, 2014	September 30, 2014
Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$25,753	$1,163	$4,010

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$21	$180

Outstanding forward exchange contracts as of balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(In Thousands)
September 30, 2015

Forward exchange contracts - buy	NT$/US$	2015.10	NT$298,250/US$9,200
	EUR/NT$	2015.10-12	EUR16,872/NT$606,855

December 31, 2014

Forward exchange contracts - buy	NT$/US$	2015.01	NT$218,993/US$6,948

September 30, 2014

Forward exchange contracts - buy	NT$/US$	2014.10	NT$666,091/US$22,016

The Company entered into above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30, 2015	December 31, 2014	September 30, 2014
Equity securities
Domestic and foreign listed stocks	$3,049,696	$3,914,212	$2,778,180

Current	$—	$—	$—
Noncurrent	3,049,696	3,914,212	2,778,180

	$3,049,696	$3,914,212	$2,778,180

CHI evaluated and concluded its available-for-sale financial assets were partially impaired, and recorded an impairment loss of $25,910 thousand for the nine months ended September 30, 2015. There was no impairment during the three months ended September 30, 2015 and 2014 and nine months ended September 30, 2014.

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30, 2015	December 31, 2014	September 30, 2014
Corporate bonds	$4,473,187	$6,533,527	$7,650,628
Bank debentures	150,000	950,742	1,251,301

	$4,623,187	$7,484,269	$8,901,929

Current	$1,527,889	$3,456,747	$4,267,427
Noncurrent	3,095,298	4,027,522	4,634,502

	$4,623,187	$7,484,269	$8,901,929

The related information of corporate bonds and bank debentures as of balance sheet dates were as follows:

	September 30, 2015	December 31, 2014	September 30, 2014
Corporate bonds

Par value	$4,465,000	$6,515,000	$7,652,500

Nominal interest rate	1.18%-2.49%	1.15%-2.49%	1.15%-2.49%
Effective interest rate	1.15%-1.54%	1.15%-1.58%	1.09%-1.58%
Remaining average expiry date	1.07 years	1.34 years	1.33 years

Bank debentures

Par value	$150,000	$950,000	$1,250,000

Nominal interest rate	1.25%	1.25%-1.60%	1.25%-1.60%
Effective interest rate	1.25%	1.15%-1.40%	1.15%-1.40%
Remaining average expiry date	1.67 years	0.75 years	0.86 years

As of September 30, 2014, the par value of the held-to-maturity financial assets collateralized for repurchase agreements was $4,000,000 thousand (see Note 23).

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2015	December 31, 2014	September 30, 2014
Trade notes and accounts receivable	$29,059,558	$27,277,401	$26,688,356
Less: Allowance doubtful accounts	(1,237,433)	(1,049,402)	(999,742)

	$27,822,125	$26,227,999	$25,688,614

The average credit terms range from 30 to 90 days. In determining the recoverability of trade notes and accounts receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The aging analysis for trade notes and accounts receivable as of balance sheet dates were as follows:

	September 30, 2015	December 31, 2014	September 30, 2014
Non-overdue	$26,607,626	$24,453,887	$24,550,456
Less than 30 days	717,429	680,131	845,127
31-60 days	371,385	171,167	252,445
61-90 days	222,532	90,564	140,696
91-120 days	128,750	75,839	84,657
121-180 days	64,260	63,966	97,461
More than 181 days	947,576	1,741,847	717,514

	$29,059,558	$27,277,401	$26,688,356

The above aging analysis was based on days overdue.

The aging of estimated recoverable amounts of receivables that were past due but not impaired as of balance sheet dates were as follows:

	September 30, 2015	December 31, 2014	September 30, 2014
Less than 30 days	$104,857	$114,155	$122,110
31-60 days	131,117	20,282	25,223
61-90 days	124,702	19,656	30,308
91-120 days	58,422	19,084	22,017
121-180 days	1,263	634	3,451
More than 181 days	23,108	16,768	18,573

	$443,469	$190,579	$221,682

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance on January 1, 2014	$221,164	$700,938	$922,102
Add: Provision for doubtful accounts	46,718	151,147	197,865
Deduct: Amounts written off	—	(120,225)	(120,225)

Balance on September 30, 2014	$267,882	$731,860	$999,742

Balance on January 1, 2015	$276,659	$772,743	$1,049,402
Add: Provision for doubtful accounts	20,858	309,423	330,281
Deduct: Amounts written off	—	(142,250)	(142,250)

Balance on September 30, 2015	$297,517	$939,916	$1,237,433

11.	INVENTORIES

	September 30, 2015	December 31, 2014	September 30, 2014
Merchandise	$3,397,488	$4,163,434	$5,651,688
Project in process	972,438	821,644	810,897
Work in process	51,185	13,307	15,963
Raw materials	73,171	52,165	57,375

	4,494,282	5,050,550	6,535,923
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	63,359	47,226	46,930
Land held for development	—	—	3,916

	$6,556,374	$7,096,509	$8,585,502

The operating costs related to inventories were $10,008,765 thousand (including the valuation loss on inventories of $45,626 thousand) and $35,007,947 thousand (including the valuation loss on inventories of $136,982 thousand) for the three months and nine months ended September 30, 2015, respectively. The operating costs related to inventories were $11,611,352 thousand (including the valuation loss on inventories of $8,451 thousand) and $33,207,970 thousand (including the valuation loss on inventories of $256,135 thousand) for the three months and nine months ended September 30, 2014, respectively.

As of September 30, 2015, December 31, 2014 and September 30, 2014, inventories of $2,062,092 thousand, $2,061,297 thousand and $2,078,762 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is mainly related to property development owned by LED.

Land held under development and construction in progress on September 30, 2015, December 31, 2014 and September 30, 2014, was for Qingshan Sec., Dayuan Township, Taoyuan County project.

12.	PREPAYMENTS

	September 30, 2015	December 31, 2014	September 30, 2014
Prepaid rents	$3,176,545	$3,330,118	$3,432,628
Prepaid salary and bonus	2,713,905	4,746	2,672,331
Others	2,989,929	2,613,932	3,185,892

	$8,880,379	$5,948,796	$9,290,851

Current
Prepaid salary and bonus	$2,713,905	$4,746	$2,672,331
Prepaid rents	1,105,619	1,104,778	1,154,721
Others	1,588,051	1,334,934	1,914,094

	$5,407,575	$2,444,458	$5,741,146

Noncurrent
Prepaid rents	$2,070,926	$2,225,340	$2,277,907
Others	1,401,878	1,278,998	1,271,798

	$3,472,804	$3,504,338	$3,549,705

13.	OTHER CURRENT MONETARY ASSETS

	September 30, 2015	December 31, 2014	September 30, 2014
Time deposits and negotiable certificate of deposit with maturities of more than three months	$2,447,628	$2,616,192	$2,538,863
Receivables from the Fund for Privatization of Government - owned Enterprises under the Executive Yuan (Note 29)	24,918	19,527	1,804,054
Others	1,496,087	689,635	1,206,080

	$3,968,633	$3,325,354	$5,548,997

The annual yield rates of time deposits and negotiable certificate of deposit with maturities of more than three months at each balance sheet dates were as follows:

	September 30, 2015	December 31, 2014	September 30, 2014
Time deposits and negotiable certificate of deposit with maturities of more than three months	0.11%-2.95%	0.11%-4.95%	0.11%-3.30%

14.	FINANCIAL ASSETS CARRIED AT COST

	September 30, 2015	December 31, 2014	September 30, 2014
Non-listed stocks
Domestic	$2,015,341	$2,105,235	$2,165,014
Foreign	278,785	261,295	260,394

	$2,294,126	$2,366,530	$2,425,408

The above non-listed stocks are classified as available-for-sale financial assets based on financial assets categories (see Note 39). Since the range of fair values measurement is significant and difficult to reasonably evaluate the possibilities of the estimations, the fair values of the investments cannot be reliably measured, thus the above non-listed stocks investments owned by the Company were carried at costs less any impairment losses at the balance sheet date.

CHI disposed financial assets carried at cost with carrying amount of $498 thousand and the loss from the disposal was $179 thousand for the three months ended September 30, 2015. CHI disposed financial assets carried at cost with carrying amount of $1,704 thousand and the loss from the disposal was $419 thousand for the nine months ended September 30, 2015.

CHI disposed financial assets carried at cost with carrying amount of $230 thousand and the gain from the disposal was $1,425 thousand for the three months ended September 30, 2014. CHI disposed financial assets carried at cost with carrying amount of $6,552 thousand and the loss from the disposal was $789 thousand for the nine months ended September 30, 2014.

The Company evaluated and concluded its financial assets carried at cost were partially impaired, and recorded an impairment loss of $81,269 thousand for the three months ended and nine months ended September 30, 2015.

The Company evaluated and concluded its financial assets carried at cost were partially impaired, and recorded an impairment loss of nil for the three months ended September 30, 2014, and $8,976 thousand for the nine months ended September 30, 2014.

15.	SUBSIDIARIES

a.	Information on significant noncontrolling interest subsidiary

	Place of Incorporation and Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	September 30, 2015	December 31, 2014	September 30, 2014
SENAO	Taiwan	71%	72%	72%

	Profit Allocated to Noncontrolling Interests
	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
SENAO	$74,563	$2,237	$349,519	$208,741
Individually immaterial subsidiaries with noncontrolling interests	91,818	62,893	195,033	119,926

	$166,381	$65,130	$544,552	$328,667

	Accumulated Noncontrolling Interests
	September 30, 2015	December 31, 2014	September 30, 2014
SENAO	$3,873,642	$4,165,910	$3,947,637
Individually immaterial subsidiaries with noncontrolling interests	1,066,169	919,275	878,884

	$4,939,811	$5,085,185	$4,826,521

Summarized financial information in respect of SENAO that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intracompany eliminations.

	September 30, 2015	December 31, 2014	September 30, 2014
SENAO
Current assets	$7,280,175	$7,943,537	$9,055,567
Noncurrent assets	2,734,302	2,497,896	2,472,207
Current liabilities	(4,472,511)	(4,594,998)	(5,968,593)
Noncurrent liabilities	(129,099)	(93,597)	(88,826)

Equity	$5,412,867	$5,752,838	$5,470,355

Equity attributable to the parent	$1,539,225	$1,586,928	$1,522,718
Equity attributable to noncontrolling interests	3,873,642	4,165,910	3,947,637

	$5,412,867	$5,752,838	$5,470,355

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Revenues	$8,202,971	$9,245,712	$26,610,917	$30,914,702
Expenses	8,097,043	9,243,020	26,123,715	30,625,102

Profit for the period	$105,928	$2,692	$487,202	$289,600

				(Continued	)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Profit attributable to the parent	$31,365	$455	$137,683	$80,859
Profit attributable to the noncontrolling interests	74,563	2,237	349,519	208,741

Profit for the period	$105,928	$2,692	$487,202	$289,600

Other comprehensive income attributable to the parent	$9,804	$6,994	$4,750	$239

Other comprehensive income attributable to the noncontrolling interests	24,725	18,173	11,679	620

Other comprehensive income for the period	$34,529	$25,167	$16,429	$859

Total comprehensive income attributable to the parent	$41,169	$7,449	$142,433	$81,098
Total comprehensive income attributable to the noncontrolling interests	99,288	20,410	361,198	209,361

Total comprehensive income for the period	$140,457	$27,859	$503,631	$290,459

				(Concluded	)

	For the Nine Months Ended September 30
	2015	2014
Net cash inflow from operating activities	$2,059,795	$867,724
Net cash outflow from investing activities	28,978	(60,771)
Net cash outflow from financing activities	(1,384,846)	(233,678)

Net cash inflow	$703,927	$573,275

Dividends paid to noncontrolling interest	$273,821	$741,929

b.	Equity transactions with noncontrolling interests

SENAO purchased its treasury stock in June and July 2015, and the ownership interest of SENAO increased from 28.18% to 29.31%.

CHI disposed of partial shares of CHPT in January 2015, and the ownership interest of CHPT decreased from 47.65% to 45.68%.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

	CHPT	SENAO
Proceeds from disposal (consideration paid)	$45,128	$(492,770)
The proportionate share of the carrying amount of the net assets of the subsidiary transferred from (to) noncontrolling interests	(18,484)	416,451

Differences arising from equity transaction	$26,644	$(76,319)

Line items for equity transaction adjustment

Additional paid-in capital - difference between consideration received and the carrying amount of the subsidiaries’ net assets upon actual disposal	$26,644	$—

Additional paid-in capital - changes in percentage of ownership interest in subsidiaries	$—	$(14,021)

Unappropriated earnings	$—	$(62,298)

c.	Business combinations

1)	Subsidiary acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred
Youth Co., Ltd. and its subsidiaries	Sale of computer software, hardware and related products	September 2, 2015	70	$135,450

Youth and its subsidiaries were acquired in order to continue the expansion of SENAO’s activities in selling telecommunication products. Youth and its subsidiaries were acquired by cash.

2)	Assets acquired and liabilities assumed at the date of acquisition

Youth and its Subsidiaries
Current assets	$124,073
Noncurrent assets	138,809
Current liabilities	(179,356)
Noncurrent liabilities	(97,180)

$(13,654)

At the date of finalization of these consolidated financial statements, the necessary market valuations and other calculations had not been finalized. The initial accounting for the acquisition of Youth and its subsidiaries had only been provisionally determined at the end of the reporting period. Those provisional amounts will be adjusted retrospectively during the measurement period, or additional assets, liabilities, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

3)	Goodwill arising on acquisition

Youth and its Subsidiaries
Consideration transferred	$135,450
Add: Noncontrolling interest	(4,096)
Less: Fair value of identifiable net assets acquired	13,654

Goodwill arising on acquisition	$145,008

The difference between investment cost and net assets value arose in the acquisition of Youth and its subsidiaries because the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted retrospectively during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

4)	Net cash outflow on acquisition of subsidiaries

Youth and its Subsidiaries
Consideration paid in cash	$135,450
Less: Cash and cash equivalent balances acquired	(21,467)

$113,983

5)	Impact of acquisitions on the results of the Company

The results of the acquired subsidiaries since September 30, 2015 of the acquisition date included in the consolidated statements of comprehensive income were as follows:

Youth and its Subsidiaries
Revenue	$29,433

Profit	$208

Had these business combinations been in effect at the beginning of the annual reporting period, the Company’s revenue from continuing operations would have been $56,239,738 thousand and $169,965,473 thousand, and the profit from continuing operations would have been $11,969,359 thousand and $33,906,743 thousand for the three months ended September 30, 2015 and for the nine months ended September 30, 2015. This pro-forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company that actually would have been achieved had the acquisition been completed on January 1, 2015, nor is it intended to be a projection of future results.

In determining the pro-forma revenue and profit of the Company had Youth and its subsidiaries been acquired at the beginning of the current reporting period, the Company reports provisional amounts for the items for which the accounting is incomplete because the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs.

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30, 2015	December 31, 2014	September 30, 2014
Investments in associates	$2,901,666	$2,696,959	$2,537,772
Joint ventures	229,575	256,666	261,407

	$3,131,241	$2,953,625	$2,799,179

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	September 30, 2015	December 31, 2014	September 30, 2014
Listed

Senao Networks, Inc. (“SNI”)	$808,747	$750,918	$690,192

Non-listed

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	648,858	558,379	622,520
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	297,959	237,097	226,976
Viettel-CHT Co., Ltd.	294,443	277,700	268,910
International Integrated System, Inc. (“IISI”)	289,819	293,809	290,840
Skysoft Co., Ltd. (“SKYSOFT”)	137,108	138,868	129,029
Kingwaytek Technology Co., Ltd. (“KWT”)	105,551	89,527	73,253
So-net Entertainment Taiwan Limited (“So-net”)	103,314	99,525	99,668
Taiwan International Ports Logistics Corporation (“TIPL”)	72,768	78,981	—
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	51,636	67,352	68,866
ClickForce Co., Ltd.	39,581	39,028	—
HopeTech Technologies Limited (“HopeTech”)	35,304	31,211	29,012
Alliance Digital Tech Co., Ltd. (“ADT”)	16,578	20,290	23,135
MeWorks LIMITED (HK) (“Meworks”)	—	8,965	10,270
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	—	5,309	5,101
Panda Monium Company Ltd.	—	—	—

	$2,901,666	$2,696,959	$2,537,772

At the end of the reporting period, the percentage of ownership and voting rights in associates held by the Company were as follows:

	% of Ownership and Voting Right
	September 30, 2015	December 31, 2014	September 30, 2014
Senao Networks, Inc. (“SNI”)	34	34	34
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
Viettel-CHT Co., Ltd.	30	30	30
International Integrated System, Inc. (“IISI”)	33	33	33
Skysoft Co., Ltd. (“SKYSOFT”)	30	30	30
Kingwaytek Technology Co., Ltd. (“KWT”)	26	27	32
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	—
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	26	26	26
ClickForce Co., Ltd.	49	49	—
HopeTech Technologies Limited (“HopeTech”)	45	45	45
Alliance Digital Tech Co., Ltd. (“ADT”)	13	13	17
MeWorks LIMITED (HK) (“MeWorks”)	20	20	20
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	—	49	49
Panda Monium Company Ltd.	—	43	43

None of the above associates is considered individually material to the Company. Aggregate information of associates that are not individually material was as follows:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
The Company’s share of the profit	$208,262	$281,732	$715,790	$683,115
The Company’s share of other comprehensive income	6,080	28,788	6,264	4,147

The Company’s share of total comprehensive income	$214,342	$310,520	$722,054	$687,262

The fair values based on the closing market price of SNI as of the balance sheet dates were as follows:

	September 30, 2015	December 31, 2014	September 30, 2014
SNI	$3,564,492	$2,868,173	$3,033,963

Chunghwa did not participate in the capital increase of KWT in August and November 2014 and the ownership interest decreased to 27% after the capital increase of KWT. Chunghwa sold of its partial interest in KWT in January 2015. The gain on disposal of KWT was $7,409 thousand and the ownership interest decreased to 26% after the disposal.

Chunghwa and Taiwan International Ports Corporation, Ltd. established TIPL in October 2014. Chunghwa invested $80,000 thousand cash and held 27% ownership of TIPL. TIPL engages mainly in logistics service of increasing cargo movement efficiency.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established DZIM in May 2011. DZIM executed capital increase in April and June 2014. Chunghwa participated in the capital increase of DZIM by investing $49,485 thousand in April 2014. SENAO participated in the capital increase of DZIM by investing $24,000 thousand in April 2014. As of September 30, 2015, the Company held 26% ownership of DZIM. DZIM engages mainly in information technology service and general advertisement service.

CHYP participated in the capital increase of ClickForce by investing $39,000 thousand and $5,607 thousand in December 2014 and June 2015, respectively. CHYP held 49% ownership. ClickForce Co., Ltd. engages mainly in advertisement services.

Chunghwa, Taiwan Mobile Corporation, Asia Pacific Telecom, Vibo Telecom, EasyCard Corporation and Far EasTone Telecommunications established an associate, ADT, in November 2013. Chunghwa invested $30,000 thousand cash and held 19% ownership of ADT. Based on the share of capital commitments, Chunghwa has one seat out of five seats in the board of directors; therefore it has significant influence over ADT. Chunghwa did not participate in the capital increase of ADT in April 2014 and the ownership interest decreased to 13% after the capital increase of ADT. Chunghwa still has one seat out of five seats in the board of directors; therefore it remains an investor with significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

Prime Asia participated in the capital increase of MeWorks by investing $10,000 thousand and held 20% ownership in May 2014. Based on the share of capital commitments, Prime Asia has two seats out of five seats in the board of directors; therefore it has significant influence over MeWorks. MeWorks engages mainly in investment business. The Company evaluated and concluded the carrying amount of MeWorks is less than its recoverable amount. The Company recognized an impairment loss of $8,189 thousands for the three months ended September 30, 2015 and $8,189 thousands for the nine months ended September 30, 2015.

Sertec was liquidated in June 2015. CHI recognized the gain on disposal of Sertec of $649 thousand, and received the proceeds from disposal in July 2015.

CHI disposed all shares of Panda Monium Company Ltd. in September 2015.

The Company’s share of profit (loss) and other comprehensive income (loss) of investees was recognized based on the reviewed financial statements for the three months and nine months ended September 30, 2015 and 2014.

b.	Investments in joint ventures

Investments in joint ventures were as follows:

	Carrying Amount			% of Ownership and Voting Rights
	September 30, 2015	December 31, 2014	September 30, 2014	September 30, 2015	December 31, 2014	September 30, 2014
Non-listed

Huada Digital Corporation (“HDD”)	$209,105	$218,825	$219,321	50	50	50
Chunghwa Benefit One Co., Ltd. (“CBO”)	20,470	37,841	42,086	50	50	50

	$229,575	$256,666	$261,407

Chunghwa invested in CBO in February 2014 at $50,000 thousand cash to acquire 50% of its shares and the rest of 50% ownership interest was held by Benefit One Asia Pte, Ltd. (“BOA”), and each obtained half of director seats. Thus, neither Chunghwa nor BOA obtained control over CBO. CBO engages mainly in e-commerce business for employees of corporate members.

Summarized financial information of joint ventures that was not material to the Company was as follows:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
The Company’s share of the loss	$(8,619)	$(6,437)	$(27,257)	$(16,098)

The Company’s share of profits (loss) of the joint ventures was recorded based on the reviewed financial statements for the three months and nine months ended September 30, 2015 and 2014.

17.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
Cost

Balance on January 1, 2014	$102,263,330	$1,546,906	$67,557,865	$15,995,696	$683,118,379	$3,745,148	$8,415,325	$22,852,887	$905,495,536
Additions	—	—	1,455	21,299	92,912	914	122,018	19,196,800	19,435,398
Disposal	—	(12,397)	(10,879)	(1,603,514)	(13,520,133)	(49,713)	(366,908)	—	(15,563,544)
Effect of foreign exchange differences	—	—	—	113	31,748	5	10,922	—	42,788
Other	409,312	4,861	189,680	446,866	18,882,372	110,098	299,579	(20,359,227)	(16,459)

Balance on September 30, 2014	$102,672,642	$1,539,370	$67,738,121	$14,860,460	$688,605,278	$3,806,452	$8,480,936	$21,690,460	$909,393,719

Accumulated depreciation and impairment

Balance on January 1, 2014	$—	$(1,104,400)	$(21,971,843)	$(11,600,999)	$(560,313,927)	$(1,671,798)	$(6,118,453)	$—	$(602,781,420)
Depreciation Expenses	—	(40,046)	(938,082)	(1,096,233)	(20,839,664)	(446,284)	(617,499)	—	(23,977,808)
Disposal	—	12,397	9,583	1,599,547	13,513,093	49,637	342,324	—	15,526,581
Effect of foreign exchange differences	—	—	—	(135)	(4,005)	1	(527)	—	(4,666)
Other	—	(11)	(8,663)	(6,696)	44,458	(9,575)	18,049	—	37,562

Balance on September 30, 2014	$—	$(1,132,060)	$(22,909,005)	$(11,104,516)	$(567,600,045)	$(2,078,019)	$(6,376,106)	$—	$(611,199,751)

Balance on January 1, 2014, net	$102,263,330	$442,506	$45,586,022	$4,394,697	$122,804,452	$2,073,350	$2,296,872	$22,852,887	$302,714,116

Balance on September 30, 2014, net	$102,672,642	$407,310	$44,829,116	$3,755,944	$121,005,233	$1,728,433	$2,104,830	$21,690,460	$298,193,968

Cost

Balance on January 1, 2015	$102,773,786	$1,557,544	$67,600,416	$15,318,187	$695,075,672	$3,824,783	$8,643,904	$20,929,731	$915,724,023
Additions	—	—	25,399	26,846	75,805	—	120,478	13,145,693	13,394,221
Disposal	—	(94)	(107)	(665,152)	(10,188,911)	(41,495)	(330,179)	—	(11,225,938)
Effect of foreign exchange differences	—	—	—	833	71,989	53	1,956	—	74,831
Acquisitions through business combinations	32,500	—	17,500	—	—	—	40,784	—	90,784
Other	(80,769)	4,493	66,738	227,151	14,937,928	31,770	192,409	(15,576,491)	(196,771)

Balance on September 30, 2015	$102,725,517	$1,561,943	$67,709,946	$14,907,865	$699,972,483	$3,815,111	$8,669,352	$18,498,933	$917,861,150

Accumulated depreciation and impairment

Balance on January 1, 2015	$—	$(1,145,434)	$(23,202,169)	$(11,307,939)	$(568,767,123)	$(2,207,400)	$(6,443,615)	$—	$(613,073,680)
Depreciation Expenses	—	(40,295)	(945,492)	(1,106,626)	(19,840,253)	(452,875)	(509,275)	—	(22,894,816)
Disposal	—	94	107	656,206	10,176,922	41,444	263,403	—	11,138,176
Effect of foreign exchange differences	—	—	—	(707)	(15,581)	(52)	(1,895)	—	(18,235)
Acquisitions through business combinations	—	—	(1,115)	—	—	—	(28,349)	—	(29,464)
Other	—	757	36,225	(268)	(25,314)	(9,972)	(21,643)	—	(20,215)

Balance on September 30, 2015	$—	$(1,184,878)	$(24,112,444)	$(11,759,334)	$(578,471,349)	$(2,628,855)	$(6,741,374)	$—	$(624,898,234)

Balance on January 1, 2015, net	$102,773,786	$412,110	$44,398,247	$4,010,248	$126,308,549	$1,617,383	$2,200,289	$20,929,731	$302,650,343

Balance on September 30, 2015, net	$102,725,517	$377,065	$43,597,502	$3,148,531	$121,501,134	$1,186,256	$1,927,978	$18,498,933	$292,962,916

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvement	8-30 years
Buildings
Main building	35-60 years
Other building facilities	2-20 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	2-6 years
Mechanical and air conditioner equipment	3-16 years
Others	2-10 years

18.	INVESTMENT PROPERTIES

Cost

Balance on January 1 and September 30, 2014	$9,260,015

Accumulated depreciation and impairment

Balance on January 1, 2014	$(1,241,984)
Depreciation expense	(12,427)

Balance on September 30, 2014	$(1,254,411)

Balance on January 1, 2014, net	$8,018,031

Balance on September 30, 2014, net	$8,005,604

Cost

Balance on January 1, 2015	$8,883,051
Disposal	(125)
Reclassification	216,361

Balance on September 30, 2015	$9,099,287

Accumulated depreciation and impairment

Balance on January 1, 2015	$(1,262,197)
Depreciation expense	(13,670)
Disposal	125
Reclassification	(23,414)

Balance on September 30, 2015	$(1,299,156)

Balance on January 1, 2015, net	$7,620,854

Balance on September 30, 2015, net	$7,800,131

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair value of the Company’s investment properties as of December 31, 2014 and 2013 was determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the above mentioned appraisal reports as the basis to determine the fair value as of September 30, 2015 and 2014 because there was no material change in the economic environment and the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	September 30, 2015	December 31, 2014	September 30, 2014
Fair value	$17,641,948	$17,179,780	$17,501,195

Overall capital interest rate	1.54%-2.36%	1.54%-2.36%	1.46%-2.20%
Profit margin ratio	10%-20%	10%-20%	12%-20%
Discount rate	1.36%	1.36%	1.36%
Capitalization rate	0.44%-1.65%	0.44%-1.65%	0.68%-2.02%

All of the Company’s investment properties are held under freehold interest.

19.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Cost

Balance on January 1, 2014	$49,254,000	$2,637,454	$180,631	$117,887	$52,189,972
Additions-acquired separately	—	317,111	—	25,559	342,670
Disposal	—	(31,308)	—	(9)	(31,317)
Effect of foreign exchange difference	—	(10)	—	—	(10)

Balance on September 30, 2014	$49,254,000	$2,923,247	$180,631	$143,437	$52,501,315

Accumulated amortization and impairment

Balance on January 1, 2014	$(6,435,956)	$(1,306,473)	$(18,055)	$(30,600)	$(7,791,084)
Amortization expenses	(1,086,167)	(407,113)	—	(5,472)	(1,498,752)
Disposal	—	31,308	—	9	31,317
Effect of foreign exchange difference	—	(80)	—	—	(80)

Balance on September 30, 2014	$(7,522,123)	$(1,682,358)	$(18,055)	$(36,063)	$(9,258,599)

Balance on January 1, 2014, net	$42,818,044	$1,330,981	$162,576	$87,287	$44,398,888

Balance on September 30, 2014, net	$41,731,877	$1,240,889	$162,576	$107,374	$43,242,716

Cost

Balance on January 1, 2015	$49,254,000	$3,192,652	$180,631	$150,565	$52,777,848
Additions-acquired separately	—	225,128	—	953	226,081
Disposal	—	(312,240)	—	(8)	(312,248)
Effect of foreign exchange difference	—	346	—	—	346

(Continued)

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Acquisitions through business combinations	$—	$—	$145,008	$21,888	$166,896
Other	—	6,504	—	—	6,504

Balance on September 30, 2015	$49,254,000	$3,112,390	$325,639	$173,398	$52,865,427

Accumulated amortization and impairment

Balance on January 1, 2015	$(8,103,833)	$(1,793,470)	$(18,055)	$(37,864)	$(9,953,222)
Amortization expenses	(1,877,975)	(424,040)	—	(5,492)	(2,307,507)
Disposal	—	312,220	—	8	312,228
Effect of foreign exchange difference	—	(245)	—	—	(245)
Other	—	102	—	—	102

Balance on September 30, 2015	$(9,981,808)	$(1,905,433)	$(18,055)	$(43,348)	$(11,948,644)

Balance on January 1, 2015, net	$41,150,167	$1,399,182	$162,576	$112,701	$42,824,626

Balance on September 30, 2015, net	$39,272,192	$1,206,957	$307,584	$130,050	$40,916,783

					(Concluded )

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method from the date operations commence through the date the license expires. The carrying amount of 3G concession fee will be fully amortized by December 2018, and 4G concession fee will be fully amortized by December 2030.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

20.	OTHER ASSETS

	September 30, 2015	December 31, 2014	September 30, 2014
Refundable deposits	$2,292,403	$2,738,789	$2,565,063
Spare parts	2,517,439	2,977,585	3,399,177
Other financial assets	1,000,000	1,000,000	1,000,000
Telecom licensee bid bond	1,000,000	—	—
Others	2,304,076	2,104,761	1,998,032

	$9,113,918	$8,821,135	$8,962,272

Current
Spare parts	$2,517,439	$2,977,585	$3,399,177
Others	362,363	241,814	512,640

	$2,879,802	$3,219,399	$3,911,817

Noncurrent
Refundable deposits	$2,292,403	$2,738,789	$2,484,964
Other financial assets	1,000,000	1,000,000	1,000,000
Telecom license bid bond	1,000,000	—	—
Others	1,941,713	1,862,947	1,565,491

	$6,234,116	$5,601,736	$5,050,455

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

For long-term business development, Chunghwa has submitted an application to NCC for 4G license in 2.5-2.6 GHz frequency and has deposited $1,000,000 thousand as bid bond in September 2015.

21.	HEDGING DERIVATIVE INSTRUMENTS

	September 30, 2015	December 31, 2014	September 30, 2014
Hedge on derivative financial assets

Cash flow hedge - forward exchange contracts	$15,144	$—	$—

Hedge on derivative financial liabilities

Cash flow hedge - forward exchange contracts	$—	$283	$1,014

The Company’s hedge strategy is to enter forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated payments in the following six months. In addition, the Company’s management considers the market condition to determine the hedge ratio, and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

The Company signed equipment purchase contracts with suppliers, and entered into foreign exchange forward contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those foreign exchange forward contracts were designated as cash flow hedges. For the three months and nine months ended September 30, 2015, gain arising from changes in fair value of the hedged items recognized in other comprehensive income was $15,144 thousand and $15,427 thousand, respectively. For the three months and nine months ended September 30, 2014, loss arising from changes in fair value of the hedged items recognized in other comprehensive income was $751 thousand, and $1,014 thousand, respectively. Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

The outstanding foreign exchange forward contracts at the balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(Thousands)
September 30, 2015

Forward exchange contracts - buy	EUR/NT$	2015.12	EUR22,650/NT$825,609

December 31, 2014

Forward exchange contracts - buy	EUR/NT$	2015.03	EUR2,341/NT$90,509

September 30, 2014

Forward exchange contracts - buy	EUR/NT$	2014.12	EUR5,021/NT$194,957

Gains and losses arising from the hedging derivative instruments that have been reclassified from equity to initial cost of the property, plant and equipment were as follows:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Construction in progress and advances related to acquisition of equipment	$(41,226)	$14,843	$(34,588)	$18,397

22.	SHORT-TERM LOANS

	September 30, 2015	December 31, 2014	September 30, 2014
Secured loans (Note 41)	$37,300	$—	$—
Unsecured loans	75,556	564,400	1,015,000

	$112,856	$564,400	$1,015,000

The Company’s borrowing interests are as follows:

	September 30, 2015	December 31, 2014	September 30, 2014
Secured loans	2.80%-3.64%	—	—
Unsecured loans	2.15%-2.99%	1.25%-2.40%	1.18%-2.40%

23.	REPURCHASE AGREEMENTS COLLATERALIZED BONDS

	September 30, 2015	December 31, 2014	September 30, 2014
Notional amounts	$—	$—	$4,000,000

Interest rate	—	—	0.72%
Repurchase price at a later date	$—	$—	$4,001,775

24.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	September 30, 2015	December 31, 2014	September 30, 2014
Secured loans (Note 41)	$1,880,731	$1,900,000	$1,998,000
Unsecured loans	11,332	—	—

	1,892,063	1,900,000	1,998,000
Less: Current portion of long-term loans	(61,268)	—	(1,650,000)

	$1,830,795	$1,900,000	$348,000

The Company’s interest rates of loans were as follows:

	September 30, 2015	December 31, 2014	September 30, 2014
Secured loans	1.11%-11.06%	1.13%-2.35%	1.16%-2.35%
Unsecured loans	2.60%-3.45%	—	—

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment. LED has made an early repayment of $50,000 thousand in April 2015. LED obtained another secured loan from Chang Hwa Bank in December 2012 in the amount of $400,000 thousand which will be due in December 2017; LED has made an early repayment of $350,000 thousand and $50,000 thousand in 2013 and January 2015, respectively.

CHPT entered into a secured loan contract of $348,000 thousand with Bank of Taiwan in April 2014, interest will be paid monthly, amortization of principle will begin in June 2016, and the contract will expire in April 2029. The Company made early repayment of $148,000 thousand from September to December 2014.

Youth entered into secured loans contract with several banks with principal and interest payable monthly from April 2014 to May 2018. As of September 30, 2015, the remaining balance for the loans was $39,223 thousand.

Youth and ISPOT entered into an unsecured loan contract with Hua Nan Bank with principal and interest payable monthly from June 2012 to June 2017. As of September 30, 2015, the remaining balance for the loan was $11,332 thousand.

Youth entered into loans contract with IBT Leasing Co., Ltd. and Chailease Finance Co., Ltd. in February 2015 and June 2015 with principal and interest payable in 18 and 24 periods, and the due date for the loans are July 2016 and July 2017, respectively. Youyi entered into a loan contract with Chailease Finance Co., Ltd. in August 2015 with principal and interest payable monthly in 36 periods and the due date for the loan is September 2017. As of September 30, 2015, the remaining balance for the loans was $41,508 thousand.

25.	TRADE NOTES AND ACCOUNTS PAYABLE

	September 30, 2015	December 31, 2014	September 30, 2014
Trade notes and accounts payable	$14,052,074	$18,518,977	$15,713,709

Trade notes and accounts payable were attributable to operating activities, and the trading conditions were agreed separately.

26.	OTHER PAYABLES

	September 30, 2015	December 31, 2014	September 30, 2014
Accrued salary and compensation	$8,160,564	$9,122,156	$7,143,193
Accrued remuneration to employees, bonus to employee and remuneration to directors and supervisors	1,662,216	1,679,756	1,148,802
Amounts collected for others	1,193,629	1,330,695	1,321,382
Accrued franchise fees	1,054,730	1,585,174	1,296,119
Accrued maintenance costs	1,030,832	867,708	1,066,335
Payables to contrators	848,342	2,628,892	1,320,463
Payables to equipment suppliers	841,038	1,181,777	1,702,519
Others	6,129,267	5,938,834	6,547,379

	$20,920,618	$24,334,992	$21,546,192

27.	PROVISIONS

	September 30, 2015	December 31, 2014	September 30, 2014
Warranties	$170,921	$211,633	$181,814
Employee benefits	25,009	55,569	52,864
Others	4,771	4,832	4,662

	$200,701	$272,034	$239,340

Current	$149,673	$179,374	$117,211
Noncurrent	51,028	92,660	122,129

	$200,701	$272,034	$239,340

	Warranties	Employee Benefits	Others	Total
Balance on January 1, 2014	$201,494	$47,265	$4,046	$252,805
Additional provisions recognized	95,537	5,599	620	101,756
Used during the period	(114,913)	—	(4)	(114,917)
Reversed during the period	(304)	—	—	(304)

Balance on September 30, 2014	$181,814	$52,864	$4,662	$239,340

Balance on January 1, 2015	$211,633	$55,569	$4,832	$272,034
Additional provisions recognized	58,111	5,720	—	63,831
Used during the period	(98,823)	(36,280)	(61)	(135,164)

Balance on September 30, 2015	$170,921	$25,009	$4,771	$200,701

a.	The provision for warranties claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service accrued.

28.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions to Be Included in Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards, as of September 30, 2015 amounting to $1,082,385 thousand.

29.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its domestic subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages. Its foreign subsidiaries would make monthly contributions based on the local pension requirements.

b.	Defined benefit plans

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

Chunghwa and the following subsidiaries SENAO, CHIEF, CHSI, and SHE are regulated by the pension act under the Labor Standards Law, which are considered as defined benefit plans. The pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds. According to the revised Article 56 of the Labor Standards Law in February 2015, company should contribute the difference in amount to the Funds by the end of the March next year when the balance of the Funds is insufficient to pay employees who will meet the retirement eligibility criteria within next year.

The amount included in the consolidated balance sheet arising from the Company’s obligation in respect of its defined benefit plans was as follows:

December 31, 2014 (Adjusted)
Present value of funded defined benefit obligation	$27,958,086
Fair value of plan assets	(21,496,222)

Funded status	$6,461,864

Net defined benefit liabilities	$6,469,890
Net defined benefit assets (included in other noncurrent assets - others)	(8,026)

$6,461,864

Movements in the defined benefit obligation as adjusted and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Accrued Pension Liabilities
Balance on January 1, 2014	$25,458,306	$19,981,837	$5,476,469

Service cost
Current service cost	2,919,397	—	2,919,397
Loss recognized from settlements	75,668	—	75,668
Net interest expense/income	509,518	416,079	93,439

Components of defined benefit costs recognized in profit or loss	3,504,583	416,079	3,088,504

Remeasurement on the net defined benefit liability:
Return on plan assets	—	52,441	(52,441)
Actuarial losses recognized from changes in demographic assumptions	4,138	—	4,138
Actuarial gains recognized from changes in financial assumptions	(5,216)	—	(5,216)
Actuarial losses recognized from experience adjustments	545,877	—	545,877

Components of defined benefit costs recognized in other comprehensive income	544,799	52,441	492,358

Contributions from employer	—	2,486,497	(2,486,497)
Benefits paid	(455,421)	(455,421)	—
Settlements	(993,911)	(985,211)	(8,700)
Benefits paid directly by the Company	(100,270)	—	(100,270)

Balance on December 31, 2014	$27,958,086	$21,496,222	$6,461,864

Relevant pension costs recognized in profit and loss for defined benefit plans for the three months and the nine months ended September 30, 2015 and 2014 were as follows:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Operating costs	$448,042	$453,706	$1,345,095	$1,356,680
Marketing expenses	214,916	215,241	641,626	651,406
General and administrative expenses	41,413	41,511	123,464	124,077
Research and development expenses	25,375	26,401	76,464	78,550

	$729,746	$736,859	$2,186,649	$2,210,713

The Company is exposed to following risks under the Labor Standards Law:

a.	Investment risk

Under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

b.	Interest rate risk

The decline in government bond interest rate will increase the present value of the obligation on the defined benefit plan, while the return on plan assets will increase. The net effect on the present value of the obligation on defined benefit plan is partially offset by the return on plan assets.

c.	Salary risk

The calculation of the present value of defined benefit obligation is referred to the plan member’s future salary. Hence, the increase in plan member’s salary will increase the present value of the defined benefit obligation.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out by the independent actuary.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

Measurement Date
December 31, 2014
Discount rates	2.00%
Expected rates of salary increase	1.00%-2.00%

The average duration of the benefit obligation at December 31, 2014 is from 8 to 14 years.

The Company’s maturity analysis of the benefit payments was as follows:

Year	Amount
2015	$1,395,390
2016	2,365,944
2017	3,751,245
2018	5,145,180
2019 and thereafter	36,387,643

$49,045,402

30.	EQUITY

a.	Share capital

1)	Common stock

	September 30, 2015	December 31, 2014	September 30, 2014
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of shares issued and collected proceeds (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

The issued common stock of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents 10 common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of September 30, 2015, the outstanding ADSs were 324,644 thousand common shares, which equaled 32,464 thousand units and represented 4.18 % of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustment of additional paid-in capital for the nine months ended September 30, 2015 and 2014 were as follows:

	Share Premium	Movements of Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and the Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
Balance on January 1, 2014	$163,907,049	$41,396	$10,372	$—	$13,170	$20,648,078	$184,620,065
Cash distributed from additional paid-in capital	(16,577,663)	—	—	—	—	—	(16,577,663)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	2,299	—	—	—	—	2,299
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	—	2,988	—	—	—	2,988
Employee stock bonus issued by a subsidiary	—	—	293	—	—	—	293

Balance on September 30, 2014	$147,329,386	$43,695	$13,653	$—	$13,170	$20,648,078	$168,047,982

Balance on January 1, 2015	$147,329,386	$43,648	$13,653	$—	$13,170	$20,648,078	$168,047,935
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	34,644	—	—	—	—	34,644
Actual disposal of interests in subsidiaries	—	—	—	26,644	—	—	26,644
Other changes in capital surplus in subsidiary	—	—	368	—	—	—	368
Subsidiary purchased its treasury stock	—	—	(14,021)	—	—	—	(14,021)

Balance on September 30, 2015	$147,329,386	$78,292	$—	$26,644	$13,170	$20,648,078	$168,095,570

Additional paid-in capital may only be utilized to offset deficits. However, the additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be distributed in cash or capitalized when a company has no deficit, which however is limited to a certain percentage of Chunghwa’s paid-in capital.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits. Change in additional paid-in capital from associates and joint ventures accounted for using equity method may not be used for any purpose.

c.	Retained earnings and dividends policy

Before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, except when the accumulated amount of such legal reserve equals to the Company’s total authorized capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. In accordance with Chunghwa’s Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

In accordance with the amendments to the Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The Company expects to make consequential amendments to the Company’s Articles of Incorporation to be approved during the 2016 annual shareholders’ meeting. Information on the employee remuneration, employee bonus, and remuneration for the directors and supervisors for the nine months ended September 30, 2015, and 2014, and the actual distribution for 2014, and 2013, please refer to Note 32.a.7 employee benefit expenses.

The Company should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident shareholders, all shareholders receiving the dividends are entitled a tax credit equal to their proportionate share of the income tax paid by the Chunghwa.

The appropriations of the 2014 earnings of Chunghwa have been approved by the stockholders’ meeting on June 26, 2015 and the appropriations of the 2013 earnings of Chunghwa approved by the stockholders’ meeting on June 24, 2014 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2014	For Fiscal Year 2013	For Fiscal Year 2014	For Fiscal Year 2013
Legal reserve	$680,743	$2,074,342
Special reserve	(144,005)	144,005
Cash dividends	37,673,263	18,525,558	$4.86	$2.39

In addition, the stockholders of Chunghwa resolved to distribute cash of $2.14 per share and the total amount of $16,577,663 thousand from additional paid-in capital on June 24, 2014.

Information of the appropriation of Chunghwa’s earnings approved by the board of directors and stockholders is available on the Market Observation Post System website.

d.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	For the Nine Months Ended September 30
	2015	2014
Beginning balance	$739,988	$(149,747)
Unrealized gain (loss) on available-for-sale financial assets	(863,664)	(214,042)
Income tax relating to unrealized gain (loss) on available-for-sale financial assets	(2,749)	3,346
Amount reclassified from equity to profit or loss on disposal	—	(34,958)
Amount reclassified from equity to profit or loss on impairment	23,060	—

Ending balance	$(103,365)	$(395,401)

e.	Noncontrolling interests

	For the Nine Months Ended September 30
	2015	2014
Beginning balance	$5,085,185	$5,058,086
Shares attributed to noncontrolling interests
Net income of current period	544,552	328,667
Exchange differences arising from the translation of the net investment in foreign operations	11,412	772
Unrealized gain (loss) on available-for-sale financial assets	1,998	(9,032)
Income tax relating to unrealized gain (loss) on available-for- sale financial assets	(339)	413
Share in other comprehensive income (loss) of associates accounted for using equity method	1,948	—
Cash dividends distributed by subsidiaries	(350,003)	(796,770)
Adjustment for change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	369
Changes in additional paid-in capital from investments in associates accounted for using equity method	(2,123)	(3,471)
Partial disposal of interests in subsidiaries	18,484	—
Employee stock bonus issued by a subsidiary	—	5,451
Compensation cost of employee stock options of a subsidiary	43,443	79,696
Other changes in capital surplus in subsidiary	542	—
Subsidiary purchased its treasury stock	(416,451)	—
Increase in noncontrolling interest	1,163	162,340

Ending balance	$4,939,811	$4,826,521

31.	REVENUES

The main source of revenue of the Company includes various telecommunications services in many different streams, and the related information were as discussed in Note 45.

32.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)

a.	Net income

1)	Other income and expenses

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Loss on disposal of property, plant and equipment	$(42,604)	$(13,868)	$(86,366)	$(33,373)
Loss on disposal of intangible assets	—	—	(20)	—

	$(42,604)	$(13,868)	$(86,386)	$(33,373)

2)	Other income

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Dividend income	$60	$660	$218,232	$77,658
Income from Piping Fund	—	—	200,000	200,000
Rental income	7,247	11,640	28,263	34,026
Others	43,974	67,515	128,177	163,540

	$51,281	$79,815	$574,672	$475,224

3)	Other gains and losses

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Net foreign currency exchange gains (losses)	$(59,393)	$125,496	$48,542	$127,789
Valuation gain on financial assets and liabilities at fair value through profit or loss, net	26,755	4,286	25,753	3,830
Gain on disposal of investments accounted for using equity method	—	—	8,058	—
Gain (loss) on disposal of financial instruments, net	(179)	1,418	(419)	45,795
Impairment loss on investments accounted for using equity method	(8,189)	—	(8,189)	—

(Continued)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Impairment losses on available-for-sale financial assets	$—	$—	$(25,910)	$—
Impairment losses on financial assets carried at cost	(81,269)	—	(81,269)	(8,976)
Others	(10,010)	(36,383)	(167,105)	(79,989)

	$(132,285)	$94,817	$(200,539)	$88,449

(Concluded)

4)	Impairment loss on financial instruments

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Notes and accounts receivables	$156,745	$57,337	$330,281	$197,865

Other receivables	$8,897	$5,698	$25,320	$13,540

Available-for-sale financial assets	$—	$—	$25,910	$—

Financial assets carried at cost	$81,269	$—	$81,269	$8,976

5)	Impairment loss on non-financial assets

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Inventories	$45,626	$8,451	$136,982	$256,135

Investments accounted for using equity method	$8,189	$—	$8,189	$—

6)	Depreciation and amortization expenses

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Property, plant and equipment	$7,489,112	$7,880,501	$22,894,816	$23,977,808
Investment property	4,710	4,143	13,670	12,427
Intangible assets	768,077	714,052	2,307,507	1,498,752

Total depreciation and amortization expenses	$8,261,899	$8,598,696	$25,215,993	$25,488,987

(Continued)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Depreciation expenses summarized by functions
Operating costs	$6,979,672	$7,356,515	$21,336,131	$22,347,356
Operating expenses	514,150	528,129	1,572,355	1,642,879

	$7,493,822	$7,884,644	$22,908,486	$23,990,235

Amortization expenses summarized by functions
Operating costs	$684,984	$638,544	$2,057,116	$1,273,856
Operating expenses	83,093	75,508	250,391	224,896

	$768,077	$714,052	$2,307,507	$1,498,752

(Concluded)

7)	Employee benefit expenses

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Post-employment benefit
Defined contribution plans	$122,516	$113,447	$360,775	$325,695
Defined benefit plans	729,746	736,859	2,186,649	2,210,713

	852,262	850,306	2,547,424	2,536,408

Share-based payment
Equity - settled share - based payment	14,481	26,565	43,443	79,696

Other employee benefit
Salaries	6,292,451	6,154,111	18,980,065	18,762,242
Insurance	671,538	646,347	1,981,137	1,927,824
Others	4,205,873	4,599,268	11,779,426	11,860,844

	11,169,862	11,399,726	32,740,628	32,550,910

Total employee benefit expenses	$12,036,605	$12,276,597	$35,331,495	$35,167,014

Summary by functions
Operating costs	$6,482,178	$7,056,277	$19,002,812	$19,827,172
Operating expenses	5,554,427	5,220,320	16,328,683	15,339,842

	$12,036,605	$12,276,597	$35,331,495	$35,167,014

Under the Company Act as amended in May 2015, the Company’s Articles of Incorporation should stipulate a fixed amount or ratio of annual profit to be distributed as employees’ compensation. Chunghwa has not revised employee remuneration distribution policy. Hence, the employee remuneration, employee bonus, and remuneration for the directors as of September 2015 and 2014 were accrued based on past experiences and the probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd. which are established prior to the revised Company Act mentioned above.

Material differences between such estimated amounts and the amounts proposed by the board of directors on or before the annual consolidated financial statements are authorized for issue are adjusted in the year the bonus and remuneration were recognized. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The appropriations of the 2014 bonuses to employees and remuneration to directors of Chunghwa have been approved by the stockholder’s meeting on June 26, 2015 and the appropriations of the 2013 bonuses to employees and remuneration to directors of Chunghwa approved by the stockholders’ meeting on June 24, 2014 were as follows:

	2014	2013
	Cash Bonus	Cash Bonus
Bonus distributed to the employees	$1,510,068	$758,627
Remuneration paid to the directors	39,223	19,304

There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting on June 26, 2015 and June 24, 2014 of the aforementioned bonuses to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees bonuses and remuneration to directors and approved by the board of directors and stockholders is available on the Market Observation Post System website.

b.	Components of other comprehensive income

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Unrealized gain (loss) on available-for-sale financial assets
Arising during the current period	$(505,140)	$(24,227)	$(864,516)	$(215,808)
Reclassification adjustments
Upon disposal	—	—	—	(42,224)
Upon impairment	—	—	25,910	—

	$(505,140)	$(24,227)	$(838,606)	$(258,032)

Cash flow hedges
Losses arising during the current period	$56,370	$(15,594)	$50,015	$(19,411)
Adjusted against the carrying amount of hedged items	(41,226)	14,843	(34,588)	18,397

	$15,144	$(751)	$15,427	$(1,014)

33.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Current tax
Current tax expenses recognized for the current period	$2,313,025	$1,877,007	$6,626,488	$6,148,924
Tax on unappropriated earnings	—	—	21,627	29,530
Income tax adjustments on prior years	5,055	—	(79,319)	(453)
Others	1,184	256	1,924	7,780

	2,319,264	1,877,263	6,570,720	6,185,781
Deferred tax
Deferred tax expenses recognized for the current period	(56,676)	5,448	(165,601)	(255,460)

Income tax recognised in profit or loss	$2,262,588	$1,882,711	$6,405,119	$5,930,321

b.	Income tax recognized in other comprehensive income

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Deferred tax expense (benefit)
Unrealized gain/loss on available-for-sale financial assets	$(724)	$(1,877)	$3,088	$(3,759)

c.	The related information under the Integrated Income Tax System is as follows:

Unappropriated earnings information

As of September 30, 2014, December 31, 2014, and September 30, 2015, all Chunghwa’s unappropriated earnings are generated after the Integrated Income Tax System.

Imputation credit account

	September 30, 2015	December 31, 2014	September 30, 2014
Balance of Imputation Credit Account (“ICA”)	$3,607,009	$8,269,010	$3,665,153

The creditable ratios for distribution of earnings of 2014 and 2013 were 20.48%, respectively.

Effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China is half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Law.

d.	Income tax examinations

Chunghwa’s income tax returns has been examined by the tax authorities through 2012. SENAO, Youth, ISPOT, Youyi, CHIEF, CHSI, SHE, CEI, CHPT, CHI, CHYP, CHST, Unigate, LED, SFD and HHI’s income tax returns have been examined by the tax authorities through 2013.

34.	EARNINGS PER SHARE

Net income and weighted average number of common stock used in the calculation of earnings per share were as follows:

Net Income

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Net income used to compute the basic earnings per share
Net income attributable to the parent	$11,801,308	$9,730,093	$33,353,542	$30,546,796
Assumed conversion of all dilutive potential common stock
Employee stock options, bonus and remunerations of subsidiaries	(356)	—	(533)	(360)

Net income used to compute the diluted earnings per share	$11,800,952	$9,730,093	$33,353,009	$30,546,436

Weighted Average Number of Common Stock

(Thousand Shares)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Weighted average number of common stock used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stock
Employee bonus or employee remuneration	3,021	1,885	18,518	11,274

Weighted average number of common stock used to compute the diluted earnings per share	7,760,468	7,759,332	7,775,965	7,768,721

If Chunghwa may settle the employee bonus or employee remuneration in shares or cash, Chunghwa shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the stockholders or the board of directors approve the number of shares to be distributed to employees in their meeting in the following year.

35.	SHARE-BASED PAYMENT ARRANGEMENT

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date for Plan Registration	Resolution Date by SENAO’s Board of Directors	Stock Options Units (Thousand)	Exercise Price (NT$)
2012.05.28	2013.04.29	10,000	$81.40 (Original price $93.00)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of SENAO Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividends, except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction, and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule is that 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

Stock options granted on May 7, 2013 applied IFRS 2. The recognized compensation cost was $43,443 thousand and $79,696 thousand for the nine months ended September 30, 2015 and 2014, respectively.

SENAO modified the plan terms of the outstanding stock options in August, 2015 for 2014 Plan, the exercise price changed from $84.30 to $81.40 per share. The modification did not cause any incremental fair value.

SENAO modified the plan terms of the outstanding stock options in July 2014 for 2013 Plan, the exercise price changed from $89.40 to $84.30 per share. The modification did not cause any incremental fair value.

Information about SENAO’s outstanding stock options for the nine months ended September 30, 2015 and 2014 were as follows:

	For the Nine Months Ended September 30
	2015		2014
	Granted on May 7, 2013		Granted on May 7, 2013
	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)
Employee stock options

Balance on January 1	9,027	$84.30	9,872	$89.40
Options exercised	—	—	—	—
Options forfeited	(978)	—	(704)	—

Balance on September 30	8,049	81.40	9,168	84.30

Options exercisable at end of the period	4,025	81.40	—	—

As of September 30, 2015, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$81.40	8,049	3.6	$81.40	4,025	$81.40

As of September 30, 2014, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$84.30	9,168	4.6	$84.30	—	$—

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted as of May 7, 2013
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted-average fair value of grants (NT$)	$28.72

36.	NON-CASH TRANSACTIONS

For the nine months ended September 30, 2015 and 2014, the Company entered into the following non-cash investing activities:

	For the Nine Months Ended September 30
	2015	2014
Increase in property, plant and equipment	$13,394,221	$19,435,398
Other payables	2,079,725	1,536,482

	$15,473,946	$20,971,880

37.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Except for the ST-2 satellite referred in Note 40 to the consolidated financial statement, the Company entered into several lease agreements for base stations located all over in Taiwan. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	September 30, 2015	December 31, 2014	September 30, 2014
Within one year	$2,919,366	$3,050,119	$2,821,079
Longer than one year but within five years	5,866,240	5,807,675	6,687,824
Longer than five years	1,240,328	1,513,894	1,551,246

	$10,025,934	$10,371,688	$11,060,149

b.	The Company as lessor

The Company leases out some land and buildings. The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	September 30, 2015	December 31, 2014	September 30, 2014
Within one year	$346,034	$410,921	$376,179
Longer than one year but within five years	571,750	524,697	680,753
Longer than five years	388,782	395,675	244,059

	$1,306,566	$1,331,293	$1,300,991

38.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing treasury stock, proceeds from new debt or repayment of debt.

39.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value guidance requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except for what disclosed in the following table, the Company considers that their carrying amounts approximate their fair values or the fair values cannot be reliable estimated:

September 30, 2015

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$4,473,187	$—	$4,492,105	$—
Bank debentures	150,000	—	150,982	—

	$4,623,187	$—	$4,643,087	$—

December 31, 2014

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$6,533,527	$—	$6,564,145	$—
Bank debentures	950,742	—	951,385	—

	$7,484,269	$—	$7,515,530	$—

September 30, 2014

	Carrying Amount	Fair Value
		Level 1		Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$7,650,628	$		$7,689,532	$
Bank debentures	1,251,301			1,253,066

	$8,901,929		$—	$8,942,598		$—

The Level 2 fair value are estimated using discounted cash flow model. The model uses market-based observable inputs including duration, yield rate and credit rating.

b.	Financial instruments measured at fair value

September 30, 2015

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial assets	$—	$25,753	$—	$25,753

Hedging derivative financial assets	$—	$15,144	$—	$15,144

Available-for-sale financial assets
Domestic and foreign listed securities
Equity investments	$3,049,696	$—	$—	$3,049,696

December 31, 2014

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial assets	$—	$1,163	$—	$1,163

Available-for-sale financial assets
Domestic and foreign listed securities
Equity investments	$3,914,212	$—	$—	$3,914,212

Hedging derivative financial liabilities
Derivative financial liabilities	$—	$283	$—	$283

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$21	$—	$21

September 30, 2014

	Level 1	Level 2	Level 3	Total
Hedging derivative financial assets
Derivative financial assets	$—	$4,010	$—	$4,010

Available-for-sale financial assets
Domestic and foreign listed securities
Equity investments	$2,778,180	$—	$—	$2,778,180

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$180	$—	$180

Hedging derivative financial liabilities
Derivative financial liabilities	$—	$1,014	$—	$1,014

There were no transfers between Levels 1 and 2 for the nine months ended September 30, 2015 and 2014.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices.

2)	For derivative financial assets and liabilities forward exchange contracts, fair values are estimated using discounted cash flow model. The model uses market-based observable inputs including foreign exchange rates, and forward and spot prices for currencies to project fair value.

Categories of Financial Instruments

	September 30, 2015	December 31, 2014	September 30, 2014
Financial assets

Measured at FVTPL
Held for trading	$25,753	$1,163	$4,010
Hedging derivatives financial assets	15,144	—	—
Held-to-maturity financial assets	4,623,187	7,484,269	8,901,929
Loans and receivables (Note a)	56,755,634	56,932,753	42,884,599
Available-for-sale financial assets (Note b)	5,343,822	6,280,742	5,203,588

Financial liabilities

Measured at FVTPL
Held for trading	—	21	180
Hedging derivatives financial liabilities	—	283	1,014
Measured at amortized cost (Note c)	32,140,805	39,681,969	41,107,260

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties, other current monetary assets, other financial assets and refundable deposits (classified as other assets) which were loans and receivables.

Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.
Note c:	The balances included short-term loans, repurchase agreements collateralized bonds, trade notes and accounts payable, payables to related parties, partial other payables, customer’s deposits and long-term loans which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable, accounts payables and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the board of directors. Those derivatives are used to hedge the risks of exchange rate and interest rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Company reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the board of directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting periods are as follows:

	September 30, 2015	December 31, 2014	September 30, 2014
Assets
USD	$3,835,940	$5,308,244	$4,502,691
EUR	8,739	16,579	10,984
SGD	4,396	77,349	4,654
RMB	96,854	112,158	118,020
JPY	284,421	2,783	7,890

(Continued)

	September 30, 2015	December 31, 2014	September 30, 2014
Liabilities
USD	$3,922,714	$5,365,620	$5,458,617
EUR	661,413	766,955	1,245,858
SGD	2,047	1,976	2,840
JPY	25,734	5,555	5,623

(Concluded)

The carrying amount of the Company’s derivatives with exchange rate risk exposures at the end of the reporting periods are as follows:

	September 30, 2015	December 31, 2014	September 30, 2014
Assets
USD	$6,526	$1,163	$4,010
EUR	34,371	—	—
Liabilities
USD	—	21	180
EUR	—	283	1,014

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	For the Nine Months Ended September 30
	2015	2014
Profit or loss
Monetary assets and liabilities (a)
USD	$(4,339)	$(47,796)
EUR	(32,634)	(61,744)
SGD	117	91
RMB	4,843	5,901
JPY	12,934	113
Derivatives (b)
USD	15,120	33,486
EUR	31,145	—
Equity
Derivatives (c)
EUR	27,956	(9,688)

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the end of the reporting period.

b)	This is mainly attributable to the forward exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be a comparable impact on the pre-tax profit or equity, and the balances above would be negative.

2)	Interest rate risk

The carrying amount of the Company’s exposures to interest rates on financial assets and financial liabilities are as follows:

	September 30, 2015	December 31, 2014	September 30, 2014
Fair value interest rate risk
Financial assets	$14,898,971	$21,270,570	$5,649,986
Financial liabilities	106,508	564,400	5,015,000
Cash flow interest rate risk
Financial assets	7,867,322	4,625,384	4,313,649
Financial liabilities	1,898,411	1,900,000	1,998,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s profit before tax for the nine months ended September 30, 2015 would increase/decrease by $14,922 thousand. This is mainly attributable to the Company’s exposure to floating rates on its financial assets and short-term and long-term loans.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s profit before tax for the nine months ended September 30, 2014 would increase/decrease by $5,789 thousand. This is mainly attributable to the Company’s exposure to floating rates on its financial assets and short-term and long-term loans.

3)	Other price risks

The Company is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower:

Other comprehensive income would increase/decrease by $152,485 thousand and $138,909 thousand as a result of the changes in fair value of available-for-sale financial assets for the nine months ended September 30, 2015 and 2014, respectively.

b.	Credit risk management

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company serves a large consumer base, and the concentration of credit risk was limited.

c.	Liquidity risk management

The Company manages and contains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More Than 5 Years	Total
September 30, 2015

Non-derivative financial liabilities
Non-interest bearing	—	$33,662,184	$—	$1,662,216	$4,634,266	$—	$39,958,666
Floating interest rate instruments	1.25	18,075	31,450	34,025	1,669,989	144,872	1,898,411
Fixed interest rate instruments	2.38	62,732	5,509	22,333	15,934	—	106,508

		$33,742,991	$36,959	$1,718,574	$6,320,189	$144,872	$41,963,585

December 31, 2014

Non-derivative financial liabilities
Non-interest bearing	—	$41,582,178	$—	$1,679,756	$4,757,547	$—	$48,019,481
Floating interest rate instruments	1.22	—	—	—	1,755,128	144,872	1,900,000
Fixed interest rate instruments	1.37	—	500,000	64,400	—	—	564,400

		$41,582,178	$500,000	$1,744,156	$6,512,675	$144,872	$50,483,881

September 30, 2014

Non-derivative financial liabilities
Non-interest bearing	—	$37,631,307	$—	$—	$—	$—	$37,631,307
Floating interest rate instruments	1.24	—	300,000	1,350,000	348,000	—	1,998,000
Fixed interest rate instruments	0.83	4,995,000	—	20,000	—	—	5,015,000

		$42,626,307	$300,000	$1,370,000	$348,000	$—	$44,644,307

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
September 30, 2015

Gross settled

Forward exchange contracts
Inflow	$304,776	$1,466,835	$—	$—	$1,771,611
Outflow	298,250	1,432,464	—	—	1,730,714

	$6,526	$34,371	$—	$—	$40,897

December 31, 2014

Gross settled

Forward exchange contracts
Inflow	$220,135	$90,226	$—	$—	$310,361
Outflow	218,993	90,509	—	—	309,502

	$1,142	$(283)	$—	$—	$859

September 30, 2014

Gross settled

Forward exchange contracts
Inflow	$669,921	$193,943	$—	$—	$863,864
Outflow	666,091	194,957	—	—	861,048

	$3,830	$(1,014)	$—	$—	$2,816

2)	Financing facilities

	September 30, 2015	December 31, 2014	September 30, 2014
Unsecured bank loan facility
Amount used	$128,396	$564,400	$5,015,000
Amount unused	45,343,144	35,314,880	26,834,280

	$45,571,540	$35,879,280	$31,849,280

Secured bank loan facility
Amount used	$1,835,015	$1,900,000	$1,998,000
Amount unused	200,000	818,000	650,000

	$2,035,015	$2,718,000	$2,648,000

40.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. The transactions with the ROC government bodies have not been provided because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
Skysoft Co., Ltd.	Associate
KingWaytek Technology Co., Ltd.	Associate
Dian Zuan Integrating Marketing Co., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Huada Digital Corporation	Joint ventures
Chunghwa Benefit One Co., Ltd.	Joint ventures
International Integrated System, Inc.	Associate
Senao Networks, Inc.	Associate
HopeTech Technologies Limited	Associate
ST-2 Satellite Ventures Pte., Ltd.	Associate
Xiamen Sertec Business Technology Co., Ltd.	Associate
ClickForce Co., Ltd.	Associate
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
United Daily News Co., Ltd.	Investor of significant influence over SFD

b.	Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and related parties are disclosed below:

1)	Operating transactions

	Revenues
	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Associates	$107,504	$65,960	$250,503	$234,114

Joint ventures	$2,445	$1,969	$6,267	$5,212

Others	$15,227	$34,708	$63,470	$67,300

	Operating Cost and Expenses
	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Associates	$348,186	$423,332	$931,007	$1,154,596

Joint ventures	$604	$34,381	$1,001	$34,381

Others	$3,978	$3,970	$57,891	$73,608

2)	Non-operating transactions

	Non-operating Income and Expenses
	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Associates	$9,002	$8,441	$27,478	$25,415

Others	$—	$38	$—	$38

3)	Receivables

	September 30, 2015	December 31, 2014	September 30, 2014
Associates	$53,468	$61,964	$40,344
Joint ventures	273	80	150
Others	10,267	18,964	22,505

	$64,008	$81,008	$62,999

4)	Payables

	September 30, 2015	December 31, 2014	September 30, 2014
Associates	$342,390	$402,372	$366,535
Joint ventures	5,340	12	13
Others	3,978	5,581	4,858

	$351,708	$407,965	$371,406

5)	Customers’ deposits

	September 30, 2015	December 31, 2014	September 30, 2014
Associates	$7,702	$9,419	$6,970
Others	—	247	—

	$7,702	$9,666	$6,970

6)	Acquisition of property, plant and equipment

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Associates	$28,000	$34,102	$186,723	$484,852
Joint ventures	1,731	—	10,303	—

	$29,731	$34,102	$197,026	$484,852

The above amount is mainly attributable to telecommunications equipment bought from TISE and HDD.

7)	Prepayments

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the three months ended September 30, 2015 was $101,595 thousand, which consisted of an offsetting credit of the prepayment of $51,100 thousand and an additional accrual of $50,495 thousand. The total rental expense for the nine months ended September 30, 2015 was $301,135 thousand, which consisted of an offsetting credit of the prepayment of $153,299 thousand and an additional accrual of $147,836 thousand. The prepayment was $2,214,314 thousand (classified as prepaid rents - current $204,398 thousand and noncurrent $2,009,916 thousand) as of September 30, 2015.

c.	Compensation of key management personnel

The remuneration of directors and members of key management personnel for the three months and nine months ended September 30, 2015 and 2014 were as follows:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Short-term benefits	$51,482	$48,191	$165,381	$174,180
Post-employment benefits	1,974	2,172	6,442	6,430
Share-based payment	1,333	2,444	3,997	7,332

	$54,789	$52,807	$175,820	$187,942

The remuneration of directors and key executives is determined by the compensation committee having regard to the performance of individual and market trends.

41.	PLEDGED ASSETS

The following assets are pledged as collaterals for loans and contract deposits and the custom duties of the imported materials.

	September 30, 2015	December 31, 2014	September 30, 2014
Property, plant and equipment, net	$3,079,333	$3,079,179	$3,083,497
Land held under development (included in inventories)	1,998,733	1,998,733	1,998,733
Restricted assets (included in other assets - others)	19,772	1,041	1,041

	$5,097,838	$5,078,953	$5,083,271

42.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

At the balance sheet date, the Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $1,112,517 thousand.

b.	Acquisitions of telecommunications equipment of $18,137,469 thousand.

c.	Unused letters of credit amounting to $50,000 thousand.

d.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

43.	EXCHANGE RATE INFORMATION OF FOREIGN FINANCIAL ASSETS AND LIABILITIES

The following information summarizes the disclosure of the currency which is other than functional currency of Chunghwa and each subsidiary. The following exchange rates are the exchange rates used to translate to the presentation currency in the consolidated financial statements, which is NTD:

	September 30, 2015
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Foreign currencies assets

Monetary items
Cash
USD	$9,314	32.87	$306,163
EUR	188	36.92	6,942
SGD	132	23.10	3,060
RMB	18,761	5.162	96,854
JPY	1,028,983	0.2739	281,839

(Continued)

	September 30, 2015
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Accounts receivable
USD	$107,386	32.87	$3,529,777
EUR	49	36.92	1,797
SGD	58	23.10	1,336
JPY	9,429	0.2739	2,582
Non-monetary items
Investments accounted for using equity method
USD	1,066	32.87	35,304
SGD	28,089	23.10	648,858

Foreign currencies liabilities

Monetary items
Accounts payable
USD	119,340	32.87	3,922,714
EUR	17,915	36.92	661,413
SGD	89	23.10	2,047
JPY	93,955	0.2739	25,734

(Concluded)

	December 31, 2014
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Foreign currencies assets

Monetary items
Cash
USD	$5,076	31.65	$160,666
EUR	344	38.47	13,221
SGD	3,175	23.94	76,019
RMB	22,035	5.09	112,158
JPY	1,571	0.265	416
Accounts receivable
USD	162,641	31.65	5,147,578
EUR	87	38.47	3,358
SGD	56	23.94	1,330
JPY	8,933	0.265	2,367
Non-monetary items
Investments accounted for using equity method
USD	986	31.65	31,211
SGD	23,324	23.94	558,379

Foreign currencies liabilities

Monetary items
Accounts payable
USD	169,530	31.65	5,365,620
EUR	19,936	38.47	766,955
SGD	83	23.94	1,976
JPY	20,963	0.265	5,555

	September 30, 2014
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Foreign currencies assets

Monetary items
Cash
USD	$4,925	30.42	$149,809
EUR	191	38.59	7,371
SGD	114	23.9	2,728
RMB	23,995	4.92	118,020
JPY	20,454	0.278	5,686
Accounts receivable
USD	142,945	30.42	4,348,400
EUR	94	38.59	3,613
SGD	81	23.9	1,926
JPY	7,927	0.278	2,204
Non-monetary items
Investments accounted for using equity method
USD	953	30.42	29,012
SGD	26,047	23.9	622,520

Foreign currencies liabilities

Monetary items
Accounts payable
USD	179,291	30.42	5,454,026
EUR	32,284	38.59	1,245,858
SGD	119	23.9	2,840
JPY	20,226	0.278	5,623

The unrealized foreign currency exchange gains and losses were loss of $105,050 thousand and gain of $108,189 thousand for the three months ended September 30, 2015 and 2014, respectively. The unrealized foreign currency exchange gains and losses were loss of $68,734 thousand and gain of $155,177 thousand for the nine months ended September 30, 2015 and 2014, respectively. Due to the various foreign currency transaction and the functional currency of each individual entity of the Company, foreign currency exchange gains and losses on each significant foreign currency is not disclosed.

44.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 3.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 4.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 5.

j.	Financial transactions: Please see Notes 7, 21 and 39.

k.	Investment in Mainland China: Please see Table 6.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 7.

45.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-Telecom services and the corporate related items not allocated to reportable segments.

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
For the three months ended September 30, 2015

Revenues
From external customers	$17,911,225	$27,285,814	$6,418,305	$3,810,018	$752,286	$56,177,648
Intersegment revenues	4,998,065	844,670	1,159,736	527,911	708,321	8,238,703

Segment revenues	$22,909,290	$28,130,484	$7,578,041	$4,337,929	$1,460,607	64,416,351

Intersegment elimination						(8,238,703)

Consolidated revenues						$56,177,648

Segment income (loss) before income tax	$5,196,341	$6,731,990	$2,569,724	$356,889	$(624,667)	$14,230,277

For the nine months ended September 30, 2015

Revenues
From external customers	$53,208,188	$83,795,893	$18,959,771	$11,538,693	$2,068,503	$169,571,048
Intersegment revenues	15,965,205	2,614,313	3,468,738	1,519,832	2,247,923	25,816,011

Segment revenues	$69,173,393	$86,410,206	$22,428,509	$13,058,525	$4,316,426	195,387,059

Intersegment elimination						(25,816,011)

Consolidated revenues						$169,571,048

Segment income (loss) before income tax	$17,324,156	$16,095,377	$7,273,242	$734,469	$(1,124,031)	$40,303,213

For the three months ended September 30, 2014

Revenues
From external customers	$18,078,531	$26,474,600	$6,875,047	$3,836,028	$876,472	$56,140,678
Intersegment revenues	6,624,760	1,264,065	1,443,556	623,468	740,586	10,696,435

Segment revenues	$24,703,291	$27,738,665	$8,318,603	$4,459,496	$1,617,058	66,837,113

Intersegment elimination						(10,696,435)

Consolidated revenues						$56,140,678

Segment income (loss) before income tax	$6,034,455	$3,234,663	$2,725,967	$251,402	$(568,553)	$11,677,934

For the nine months ended September 30, 2014

Revenues
From external customers	$52,462,979	$81,762,180	$19,304,498	$11,563,922	$1,881,246	$166,974,825
Intersegment revenues	16,690,272	3,997,875	4,004,495	1,660,938	1,708,098	28,061,678

Segment revenues	$69,153,251	$85,760,055	$23,308,993	$13,224,860	$3,589,344	195,036,503

Intersegment elimination						(28,061,678)

Consolidated revenues						$166,974,825

Segment income (loss) before income tax	$16,241,539	$14,342,412	$7,503,939	$405,854	$(1,687,960)	$36,805,784

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2015

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2015				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets carried at cost - noncurrent	172,927	$1,789,530	12	$—	—
	Innovation Works Development Fund, L.P.	—	Financial assets carried at cost - noncurrent	—	219,541	4	—	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost - noncurrent	7,569	75,686	17	—	—
	Global Mobile Corp.	—	Financial assets carried at cost - noncurrent	7,617	—	3	—	—
	iD Branding Ventures	—	Financial assets carried at cost - noncurrent	2,625	26,250	8	—	—
	Innovation Works Limited	—	Financial assets carried at cost - noncurrent	1,000	31,390	2	—	—
	CQi Energy Infocom Inc.	—	Financial assets carried at cost - noncurrent	2,000	—	18	—	—
	RPTI Intergroup International Ltd.	—	Financial assets carried at cost - noncurrent	4,765	—	10	—	—
	Essence Technology Solution, Inc.	—	Financial assets carried at cost - noncurrent	200	—	7	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets carried at cost - noncurrent	1,200	12,000	2	—	—
	China Airlines Ltd.	—	Available-for-sale financial assets - noncurrent	263,622	2,965,749	5	2,965,749	Note 2

	Bonds
	China Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	100,673	—	100,882	Note 3
	China Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	201,374	—	201,763	Note 3
	Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	201,999	—	202,423	Note 3
	Taiwan Power Co. 3rd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	202,691	—	202,893	Note 3
	China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	100,216	—	100,397	Note 3
	China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	150,384	—	150,596	Note 3
	China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	100,059	—	100,224	Note 3
	China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	300,342	—	300,673	Note 3
	FRFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	149,946	—	150,613	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	299,941	—	301,529	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	100,196	—	100,510	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond Issue in 2011	—	Held-to-maturity financial assets	—	300,498	—	302,284	Note 3

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2015				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond Issue in 2011	—	Held-to-maturity financial assets	—	$100,155	—	$100,761	Note 3
	Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	74,978	—	75,265	Note 3
	Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	99,958	—	100,610	Note 3
	Chinese Petroleum Corporation 2nd unsecured Corporate Bonds-A Issue in 2012	—	Held-to-maturity financial assets	—	199,922	—	200,900	Note 3
	Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,967	—	100,491	Note 3
	Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	39,988	—	40,196	Note 3
	Taiwan Power Co. 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,965	—	100,582	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,945	—	201,187	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,973	—	100,593	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	200,098	—	201,187	Note 3
	TSMC 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,925	—	201,739	Note 3
	TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,921	—	201,067	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	300,000	—	302,082	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	150,019	—	150,282	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,027	—	100,188	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,027	—	100,188	Note 3
	Eximbank 19-2nd unsecured Financial Debenture	—	Held-to-maturity financial assets	—	150,000	—	150,982	Note 3

Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost - noncurrent	1,200	12,000	9	—	—

CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets carried at cost - noncurrent	374	3,450	10	—	—
	21 Vianet Group, Inc.	—	Available-for-sale financial assets	—	—	—	—	Note 2

Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets carried at cost - noncurrent	4,571	73,964	11	—	—
	iD Branding Ventures	—	Financial assets carried at cost - noncurrent	875	8,750	3	—	—
	VisEra Technologies Company Ltd.	—	Financial assets carried at cost - noncurrent	649	13,924	—	—	—
	PChome Store Inc.	—	Available-for-sale financial assets - noncurrent	280	37,294	1	37,294	Note 2
	Tons Lightology Inc.	—	Available-for-sale financial assets - noncurrent	1,318	46,653	3	46,653	Note 2

Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets carried at cost - noncurrent	—	27,854	5	—	—

(Continued)

Note 1:	Showing at carrying amounts with adjustments for fair value and deducted accumulated impairment loss; otherwise, showing at their original carrying amounts on amortized cost deducted the accumulated impairment loss.
Note 2:	Market value was based on the closing price of September 30, 2015.
Note 3:	Market value of was based on the average trading price on September 30, 2015.

(Concluded)

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2015

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
Chunghwa Telecom Co., Ltd.	Bonds
	Taiwan Power Co. 4th Unsecured Corporate Bond-A Issue in 2010	Held-to-maturity financial assets	—	—	—	$300,000 (Note 2)	—	$—	—	$—	$300,000 (Note 2)	$—	—	$—
	KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2012	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	—	300,000 (Note 2)	—	—	—
	TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	Held-to-maturity financial assets	—	—	—	600,000 (Note 2)	—	—	—	—	600,000 (Note 2)	—	—	—
	Fubon Financial Holding Co., Ltd. 3rd Unsecured Corporate Bond Issue in 2010	Held-to-maturity financial assets	—	—	—		—	1,000,000 (Note 2)	—	—	1,000,000 (Note 2)	—	—	—

Note 1:	Showing at their original investing amounts without adjustments for fair values.
Note 2:	Showing at their nominal amounts.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2015

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchase/Sale (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$490,384	—	30 days	$—	—	$23,455	—
			Purchase	7,576,115	9	30-90 days	—	—	(868,847)	(7)
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	467,755	1	30 days	—	—	(258,180)	(2)
	CHIEF Telecom I0nc.	Subsidiary	Sales	190,556	—	60 days	—	—	37,102	—
			Purchase	247,562	—	30 days	—	—	(43,395)	—
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	115,018	—	30 days	—	—	69,350	—
			Purchase	194,838	—	30 days	—	—	(86,264)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	271,545	—	90 days	—	—	(67,369)	(1)
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Sales	108,562	—	30 days	—	—	97,164	—
	Honghwa International Co., Ltd.	Subsidiary	Purchase	2,374,782	3	30-60 days	—	—	(694,685)	(5)
	ST-2 Satellite Ventures Pte. Ltd.	Associate	Purchase	301,135	—	30 days	—	—	(49,046)	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	336,684	—	30-90 days	—	—	(146,251)	(1)
	So-net Entertainment Taiwan Limited	Associate	Sales	156,563	—	60 days	—	—	209	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	7,614,479	29	30-90 days	—	—	873,305	53
			Purchase	254,475	1	30 days	—	—	(6,801)	—
	HopeTech Technologies Limited	Associate	Purchase	181,413	1	30 days	—	—	(24,107)	1
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	786,931	79	30 days	—	—	258,180	81
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	247,562	19	30 days	—	—	43,395	27
			Purchase	190,242	21	60 days	—	—	(37,008)	(27)
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	194,838	32	30 days	—	—	86,264	7
			Purchase	115,018	19	30 days	—	—	(69,350)	(40)
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	271,545	58	90 days	—	—	67,369	80
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	108,562	14	30 days	—	—	(97,164)	(29)
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	2,374,782	100	30-60 days	—	—	694,685	100

Note 1:	Purchase included acquisition of service costs.
Note 2:	The difference were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant, and equipment, intangible assets, and operating expenses.
Note 3:	Notes and accounts receivable did not include the amount as amounts collected for others and other receivables.

(Continued)

Note 4:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.
Note 5:	All intra-company transactions, balances, income and expenses are eliminated in full upon consolidation.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2015

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$340,764 (Note 2)	13.80	$—	—	$269,122	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,255,924 (Note 2)	11.12	—	—	972,839	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	258,180 (Note 2)	3.48	—	—	80,545	—
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	103,855 (Note 2)	4.53	—	—	4,163	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	694,685 (Note 2)	5.40	—	—	297,018	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.
Note 2:	The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2015

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2015			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				September 30, 2015	December 31, 2014	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	29	$1,581,633	$487,140	$132,910	Subsidiary (Note 6)
	Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	3,847,674	3,852	3,863	Subsidiary (Note 6)
	Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	1,567,453	1,567,453	402,590	100	1,619,444	(12,637)	(12,637)	Subsidiary (Note 6)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International telecommunications IP fictitious internet and internet transfer services	574,112	574,112	26,383	100	891,685	72,573	72,573	Subsidiary (Note 6)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506	838,506	60,000	100	686,884	(26,186)	3,227	Subsidiary (Note 6)
	CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165	482,165	41,357	69	702,532	199,874	139,539	Subsidiary (Note 6)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	716,675	121,797	108,399	Subsidiary (Note 6)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	267,436	(17,182)	(17,180)	Subsidiary (Note 6)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication constructions, telecommunication service agencies and other services	180,000	180,000	18,000	100	316,618	116,320	116,320	Subsidiary (Note 6)
	Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	178,814	12,386	12,321	Subsidiary (Note 6)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	148,275	148,275	—	100	138,409	2,500	2,500	Subsidiary (Note 6)
	Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	150,059	7,080	8,772	Subsidiary (Note 6)
	Spring House Entertainment Tech. Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	10,277	56	94,908	(51,558)	(28,616)	Subsidiary (Note 6)
	Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000	65,000	6,500	65	57,937	(4,358)	(2,833)	Subsidiary (Note 6)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International telecommunications IP fictitious internet and internet transfer services	17,291	17,291	1	100	36,954	4,939	4,939	Subsidiary (Note 6)
	Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system	20,400	20,400	2,040	51	1,759	(12,105)	(7,634)	Subsidiary (Note 6)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2015			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				September 30, 2015	December 31, 2014	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	—	—	—	100	—	—	—	Subsidiary (Notes 3 and 6)
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	289,819	5,100	3,622	Associate
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	294,443	114,496	34,365	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	297,959	1,003,702	422,709	Associate
	Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	137,108	58,577	18,567	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	103,314	12,631	3,789	Associate
	KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	69,013	71,770	4,256	26	105,551	(48,809)	(12,756)	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	72,768	(23,110)	(6,214)	Associate
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	97,598	97,598	5,400	18	34,066	(60,420)	(10,876)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	30,000	30,000	3,000	13	16,578	(37,824)	(5,042)	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2015			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				September 30, 2015	December 31, 2014	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Huada Digital Corporation	Taiwan	Providing software service	$250,000	$250,000	25,000	50	$209,105	$(16,458)	$(9,720)	Joint venture
	Chunghwa Benefit One Co., Ltd.	Taiwan	E-commerce of employee benefits	50,000	50,000	5,000	50	20,470	(35,075)	(17,537)	Joint venture
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	808,747	635,629	215,255	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,416,645	2,416,645	81,175	100	725,546	(224,096)	(223,413)	Subsidiary (Note 6)
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	24,000	24,000	2,400	8	17,570	(60,420)	(4,841)	Associate
	Youth Co., Ltd.	Taiwan	Computer software and hardware, and sale of computer and related products	135,450	—	3,780	70	135,596	208	146	Subsidiary (Note 6)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service.	2,000	2,000	200	100	1,335	(93)	(93)	Subsidiary (Note 6)
	Chief International Corp.	Samoa Islands	Investment	6,068	6,068	200	100	32,511	5,116	5,116	Subsidiary (Note 6)
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	47,321	47,321	1,500	100	20,053	(108)	(108)	Subsidiary (Note 6)
Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service	10,000	10,000	—	100	10,268	224	224	Subsidiary (Note 6)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061	409,061	18,102	38	648,858	61,818	61,818	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	203,443	212,226	12,791	46	459,978	297,000	135,670	Subsidiary (Note 6)
	Chunghwa Investment Holding Co., Ltd.	Brunei	Investment	46,035	46,035	1,432	100	14,589	(1,482)	(1,482)	Subsidiary (Note 6)
	Panda Monium Company Ltd.	Cayman	The production of animation	—	20,000	—	—	—	—	—	Associate
	CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	20,000	20,000	2,000	4	33,641	199,874	7,255	Associate (Note 6)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	44,039	487,140	686	Associate (Note 6)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	12,636	12,636	400	100	14,542	(78)	(78)	Subsidiary (Note 6)
	CHPT Japan Co., Ltd.	Japan	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	2,008	2,008	1	100	1,850	96	96	Subsidiary (Note 6)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Electronic materials wholesale and retail and investments	2,970	2,970	100	100	3,125	965	965	Subsidiary (Note 6)
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	267,433	(8,236)	(8,236)	Subsidiary (Note 6)
	MeWorks Limited (HK)	Hong Kong	Investment	10,000	10,000	—	20	—	(3,781)	(756)	Associate
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,393,646	2,393,646	80,440	100	2,688,549	(225,941)	(225,941)	Subsidiary (Note 6)
	HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	21,177	21,177	5,240	45	36,348	4,147	1,866	Associate
Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	Investment	—	26,035	—	100	—	(1,330)	(1,330)	Subsidiary (Notes 5 and 6)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of computer and related products	12,000	—	1,200	100	(2,029)	(1,090)	(1,090)	Subsidiary (Note 6)
	Youyi Co., Ltd.	Taiwan	Repair of computer and related products	5,000	—	500	100	1,345	(3,655)	(3,655)	Subsidiary (Note 6)
Chunghwa International Yellow Pages Co., Ltd.	Click Force Marketing Company	Taiwan	Advertising services	44,607	39,000	1,078	49	39,581	(3,968)	(4,326)	Associate

(Continued)

Note 1:	The equity in net income (loss) of investees was based on reviewed financial statements.

Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of September 30, 2015.
Note 4:	Investment in mainland China is included in Table 6.
Note 5:	CHI One Investment Co., Limited was liquidated in August 2015. Chunghwa Investment Holding Co., received part of the proceeds from disposal.
Note 6:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

NINE MONTHS ENDED SEPTEMBER 30, 2015

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2015	Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2015	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of September 30, 2015	Accumulated Inward Remittance of Earnings as of September 30, 2015	Note
					Outflow	Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$47,321	2	$47,321	$—	$—	$47,321	$(108)	100	$(108)	$20,053	$—	Note 8
Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	51,552	2	25,414	—	(3,191)	—	(2,779)	49	(2,011)	—	—	Note 4
Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	1,073,170	2	1,073,170	—	—	1,073,170	(152,982)	100	(152,982)	254,840	—	Note 8
Senao International Trading (Shanghai) Co., Ltd. (Note 7)	Information technology services and sale of communication products	955,838	2	955,838	—	—	955,838	(75,760)	100	(75,760)	255,692	—	Note 8
Senao International Trading (Shanghai) Co., Ltd. (Note 7)	Information technology services and maintenance of communication products	87,540	2	87,540	—	—	87,540	818	100	818	78,762	—	Note 8
Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	263,736	2	263,736	—	—	263,736	2,029	100	2,029	95,745	—	Note 8
Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	2	177,176	—	—	177,176	(5,426)	100	(5,426)	78,065	—	Note 8
Jiangsu Zhenghua Information Technology Company, LLC	Intelligent energy serving and intelligent building services	189,410	2	142,057	—	—	142,057	(235)	75	(175)	139,266	—	Note 8
Hua-Xiong Information Technology Co., Ltd.	Intelligent system and energy saving system services in buildings	56,386	2	28,855	—	—	28,855	(5,166)	51	(2,635)	22,248	—	Note 8

(Continued)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2015	Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2015	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of September 30, 2015	Accumulated Inward Remittance of Earnings as of September 30, 2015	Note
					Outflow	Inflow
Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	$2,970	2	$2,970	$—	$—	$2,970	$965	100	$965	$3,124	$—	Note 8
Shanghai Chief Telecom Co., Ltd.	Internet technology and software technology consulting, and wholesale telecommunication products and related services	10,150	1	—	4,974	—	4,974	(1,264)	49	(619)	4,434	—	Note 8

Investee	Accumulated Investment in Mainland China as of September 30, 2015	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Glory Network System Service (Shanghai) Co., Ltd. (Note 3)	$47,321	$47,321	$376,099
Xiamen Sertec Business Technology Co., Ltd. (Note 4)	—	—	—
Senao and its subsidiaries (Note 7)	2,380,284	2,380,284	—
Chunghwa Telecom (China) Co., Ltd. (Note 7)	177,176	177,176	—
Jiangsu Zhenghua Information Technology Company, LLC (Note 7)	142,057	142,057	—
Hua-Xiong Information Technology Co., Ltd. (Note 7)	28,855	44,653	—
Shanghai Taihua Electronic Technology Limited (Note 5)	2,970	2,970	602,721
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,974	4,974	555,645

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.
b.	Investments through a holding company registered in a third region.
c.	Others.

Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s reviewed financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	Xiamen Sertec Business Technology Co., Ltd. was liquidated in June 2015. Chunghwa Investment Holding Co., Ltd. received the proceeds from disposal in July 2015.
Note 5:	Shanghai Taihua Electronic Technology Limited was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.

(Continued)

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.
Note 7:	Based on “Principle of investment or Technical Cooperation in Mainland China”, Chunghwa and Senao are not subjective to the limited amount due to the operating headquarters documents issued by Industrial Development Bureau.
Note 8:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

NINE MONTHS ENDED SEPTEMBER 30, 2015

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2015	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$23,455	—	—
					Accrued custodial receipts	317,309	—	—
					Accounts payable	868,847	—	—
					Amounts collected for others	387,085	—	—
					Revenues	490,384	—	—
					Operating costs and expenses	7,576,115	—	4
			CHIEF Telecom Inc.	a	Accounts receivable	37,102	—	—
					Accounts payable	43,395	—	—
					Revenues	190,556	—	—
					Operating costs and expenses	247,562	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts payable	13,574	—	—
					Amounts collected for others	75,842	—	—
					Revenues	21,497	—	—
					Operating costs and expenses	36,400	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	26,723	—	—
					Accounts payable	258,180	—	—
					Revenues	14,037	—	—
					Operating costs and expenses	467,755	—	—
					Advance payment	108,622	—	—
					Property, plant, and equipment	144,158	—	—
					Intangible assets	67,651	—	—
			Chunghwa Telecom Global Inc.	a	Accounts payable	67,369	—	—
					Revenues	41,926	—	—
					Operating costs and expenses	271,545	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	69,350	—	—
					Accounts payable	86,264	—	—
					Revenues	115,018	—	—
					Operating costs and expenses	194,838	—	—
			Spring House Entertainment Inc.	a	Revenues	11,582	—	—
					Operating costs and expenses	18,191	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Revenues	27,311	—	—
					Operating costs and expenses	51,784	—	—
			Light Era Development Co., Ltd.	a	Operating costs and expenses	23,718	—	—
					Work in process	35,798	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	97,164	—	—
					Accounts payable	103,855	—	—
					Revenues	108,562	—	—
					Operating costs and expenses	81,380	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Chunghwa Sochamp Technology Inc.	a	Accounts payable	$28,817	—	—
					Work in process	27,164	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	694,685	—	—
					Revenues	18,503	—	—
					Operating costs and expenses	2,374,782	—	1
	1	Light Era Development Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	69,448	—	—
	2	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Singapore Pte., Ltd.	c	Advance payment	18,043	—	—
	3	Chunghwa Telecom Singapore Pte., Ltd.	Donghwa Telecom Co., Ltd.	c	Advance payment	25,470	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.
b.	Subsidiaries to the Company.
c.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.
Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of September 30, 2015, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the nine months ended September 30, 2015.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)